Exhibit 99.1

RECENT DEVELOPMENTS

The following discussion of Ecopetrol S.A.’s (which we refer to as “Ecopetrol,” the “Company” or “we”) results of operations for the three-month periods ended March 31, 2023 and 2022 should be read in conjunction with our annual report on Form 20-F for the fiscal year ended December 31, 2022, as filed with the U.S. Securities and Exchange Commission (which we refer to as the “SEC”) on March 29, 2023 (which we refer to as the “2022 Form 20-F”) and, in particular, “Business Overview” and “Financial Review” in the 2022 Form 20-F, with our unaudited interim condensed consolidated financial statements for the three-month periods ended March 31, 2023 and 2022 and as of March 31, 2023, included as Exhibit 99.1 to this Form 6-K (which we refer to as the “unaudited interim condensed consolidated financial statements”). We hereby designate this report on Form 6-K (which we refer to as this “Form 6-K”) as being incorporated by reference into our registration statement on Form F-3, as filed with the SEC on May 28, 2021 (File No. 333-256623).

Our consolidated financial statements for the years ended December 31, 2022, 2021 and 2020 included in the 2022 Form 20-F were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The unaudited interim condensed consolidated financial statements for the three-month periods ended March 31, 2023 and 2022 and as of March 31, 2023 were prepared in accordance with the current reporting principles and accounting standards as in effect and financial information accepted in Colombia (“Colombian IFRS”), which is based on IFRS and its interpretations, as issued by the IASB and other applicable legal provisions for entities supervised or controlled by the National Accounting Office (Contaduría General de la Nación), which may differ in some respects from those established by other Governmental control bodies.

Our consolidated financial statements were consolidated line by line and all transactions and balances among subsidiaries have been eliminated. These financial statements include the financial results of all subsidiary companies controlled, directly or indirectly, by Ecopetrol.

IFRS differs in certain significant respects from Colombian IFRS. As a result, our financial information presented under IFRS is not directly comparable to any of our financial information presented under Colombian IFRS. For a description of the differences between Colombian IFRS and IFRS as it applies to our unaudited interim condensed consolidated financial statements for the three-month periods ended March 31, 2023 and 2022, see “Summary of Differences between Internal Reporting (Colombian IFRS and IFRS)” below.

Overview

Our consolidated financial results for the first three months of 2023 reflect an improvement in the crude oil market perspectives compared to the end of 2022, due to the end of zero Covid policies in China and the resiliency of the U.S. and E.U. economies. The latter allowed Brent oil to stabilize at a price above $80/bl, despite inflationary pressures and disruptions in global supply chains. The average price of crude oil for the first three months of 2023 was 82.1 US$/bl, a decrease of 15.8 US$/bl compared to the average price for the first three months of 2022 when the Ukrainian conflict had just begun. In addition, our positive operating results were also driven by various other factors, including increased production in domestic and international operations, higher sales volume and the strong performance of our subsidiaries. See “Ecopetrol’s results of operations for the three-month period ended March 31, 2023 compared to the three-month period ended March 31, 2022.

On the demand front, the reopening of China and the recent banking crisis in the United States and Europe have influenced demand in opposite directions. On one hand, the reopening of China has led to expectations that the country will contribute to approximately 41% of the global oil demand growth in 2023 (approximately 0.9 mmbd), On the other hand, the recent stress to banks in the United States and Europe, reinforced concerns of a possible recession for the United States and Europe in 2023, thereby affecting investment and consumption decisions. This put downward pressure on crude oil prices. The International Monetary Fund forecasted that global economic growth would be a modest 2.8% in 2023, the lowest rate in two decades.

On the supply front, it was expected that growth for the first quarter of 2023 would surpass demand by 0.1 mmbd, which would have put the global oil market in near balance at the end of the year (expected demand of 102.9 mmbd and supply of 103 mmbd), limiting the possibility of Brent reaching $100/bl during the year. A significant portion of that forecasted increase would have come from non-OPEC+ countries, such as the United States, Brazil, Guyana, and Mexico; considering that OPEC+ countries had announced measures to keep their target production established in November 2022, and react to oil price jumps outside their desired range (USD$90-100/bl). However, by the end of March, the market realized that the large disruption expected for crude and products due to G7 sanctions against Russia did not happen and Russian crude production exceeded 11 mmbd. It is now expected that oil supply will exceed demand by the end of the year.

Under current Colombian regulations, depending on the price of fuels in the international markets, participants in the Colombian fuel market either contribute to or receive payments from the Fuel Price Stabilization Fund (“FEPC” for its Spanish acronym), a fund assigned and administered by the MHCP to attenuate, in the domestic market, the impact of fluctuations on fuel prices in international markets. As a result, Ecopetrol registers an account receivable against the FEPC that as of March 31, 2023 amounts to COP$ 34.2 trillion; out of this amount, COP$ 21.6 trillion will be offset against dividends to be paid by Ecopetrol to the Colombian Government, once the process with the Ministry of Finance is completed and the required resolutions are issued (no later than December 31, 2023).

2040 Strategy

Following the 2040 Strategy, as of 2022, the Ecopetrol Group aligned its current segments to the new Ecopetrol Group business lines. To that end, for operational purposes, the Exploration and Production, Transportation and Logistics, Refining and Petrochemicals segments were reorganized as follows: i) Hydrocarbons, which includes Exploration and Production of crude oil, Transportation and Logistics, Refining and Petrochemicals; ii) Low Emission Solutions, which includes exploration, production and commercialization of gas, biogas, liquified petroleum gas (“LPG”), power, renewables, hydrogen and Carbon Capture, Use and Storage (CCUS); and iii) Energy Transmission and Toll Roads. For purposes of this report, operating and financial information will continue to be presented under the previous business lines. During the remainder of 2023 we will work on aligning the company's reporting along these lines of business.

Summary of Differences between Internal Reporting (Colombian IFRS and IFRS)

We prepare our annual financial statements in accordance with IFRS, and our interim financial statements in accordance with our internal and local statutory reporting policies, which follow Colombian IFRS and differ in certain significant aspects from IFRS. The following tables present a reverse reconciliation from IFRS to Colombian IFRS of our consolidated net income for the three-month periods ended March 31, 2023 and 2022 and our net equity at March 31, 2023 and December 31, 2022:

	As of March 31, 2023	As of December 31, 2022	% Change
	(unaudited)	(audited)
	(Colombian pesos in millions)
Net equity (IFRS)	94,931,348	113,903,089	-16.7%
Exchange rate effects on tax bases – Deferred tax	4,744,889	5,183,961	-8.5%
Net equity (Colombian IFRS)	99,676,237	119,087,050	-16.3%

	For the three-month period ended March 31,
	2023	2022	% Change
	(unaudited)
	(Colombian pesos in millions)
Net income (loss) attributable to owners of Ecopetrol (IFRS)	6,210,282	7,116,092	-12.7%
Cash flow hedge for future company exports	(12,746)	(22,246)	42.7%
Exchange rate effects on tax bases – Deferred tax	(537,111)	(521,206)	-3.1%
Net income attributable to owners of Ecopetrol (Colombian IFRS)	5,660,425	6,572,640	-13.9%

The primary differences between Colombian IFRS and IFRS that apply to our results of operations are summarized below:

Cash flow hedge for future company exports. In September 2015, in order to hedge the effect of exchange rate fluctuations on Ecopetrol’s debt in foreign currencies, Ecopetrol’s Board of Directors approved a cash flow hedge for future crude oil exports. According to IAS 39 – Financial Instruments, Ecopetrol implemented this hedge beginning on October 1, 2015, the date in which it formally executed the hedging documentation.

Under Colombian IFRS, the – National Accounting Office (Contaduría General de la Nación or “CGN” for its acronym in Spanish) issued Resolution 509, which allows companies to apply hedge accounting for non-derivative financial instruments from any date within the transition period or the first period of application of Colombian IFRS, even if such company has not yet formally documented the hedge, the objective of the hedge or the risk management strategy. Under these rules, Ecopetrol has applied cash flow hedge accounting in its financial statements under Colombian IFRS since January 1, 2015.

As a result of this accounting policy difference, for the three-month period ended March 31, 2023, Ecopetrol’s net income as reported under IFRS was COP$12,746 million higher than its net income as reported under Colombian IFRS.

Exchange rate effects on tax bases – Deferred tax. According to IAS 12.41, companies with a U.S. dollar functional currency and profit or tax loss in Colombian pesos are required to recognize deferred taxes attributable to the difference between the carrying amounts of non-monetary assets in their financial statements and their respective tax bases converted from Colombian pesos to U.S. dollars. The effect of the temporary difference is charged to profit and losses. Under Colombian IFRS, the result attributable to the aforementioned difference does not trigger the recognition of deferred taxes.

Ecopetrol’s functional currency is the Colombian peso and it consolidates some subsidiaries whose functional currency is the U.S. dollar but who calculate and pay their taxes in Colombian pesos. As a result of the application of paragraph 41 – IAS 12, such subsidiaries are required to calculate deferred taxes under IFRS.

As a result of this accounting policy difference, for the three-month period ended March 31, 2023, Ecopetrol’s net income as reported under IFRS was COP$ 537,111 million higher than its net income as reported under Colombian IFRS.

As a result of these accounting policy differences described above, for the three-month period ended March 31, 2023, net income attributable to the owners of Ecopetrol as reported under IFRS was COP$5,849,129 million, while the net income attributable to the owners of Ecopetrol for the same three-month period was COP$ 5,660,425 million as reported under Colombian IFRS.

Ecopetrol’s results of operations for the three-month period ended March 31, 2023 compared to the three-month period ended March 31, 2022

The following table sets forth the components of Ecopetrol’s unaudited interim condensed consolidated income statement for the three-month periods ended March 31, 2023 and 2022:

	For the three-month period ended March 31,
	2023	2022	% Change
	(unaudited)
	(in millions of Colombian pesos)
Revenues	38,853,579	32,472,744	19.6%
Cost of sales	(22,778,147)	(17,937,758)	27.0%
Gross income	16,075,432	14,534,986	10.6%
Operating and exploratory expenses	(2,354,561)	(2,001,749)	17.6%
Impairment loss of long–lived assets, net	(92)	(3,592)	-97.4%
Operating income	13,720,779	12,529,645	9.5%
Financial income	(1,505,597)	(1,523,865)	-1.2%
Share of profit of companies	341,699	201,989	69.2%
Income before income tax	12,556,881	11,207,769	12.0%
Income tax	(5,592,901)	(3,883,866)	44.0%
Net income for the period	6,963,980	7,323,903	-4.9%

Net income attributable to:
Owners of parent	5,660,425	6,572,640	-13.9%
Non-controlling interest	1,303,555	751,263	73.5%
Net income for the period	6,963,980	7,323,903	-4.9%

Total Revenues

The following table sets forth our foreign and local sales of crude oil, natural gas, refined and petrochemical products, services associated with the transportation of hydrocarbons and energy transmission and toll roads, for the three-month periods ended March 31, 2023 and 2022.

	For the three-month period ended March 31,
	2023	2022	% Change
	(Unaudited)
Crude oil:
Local sales (mbod)	2.1	2.1	0.0%
Foreign sales (mbod)	441.5	396.6	11.3%
Average price per local barrel (US$/bl)	69.8	76.9	-9.2%
Average price per export barrel (US$/bl)	69.3	88.4	-21.6%

Natural gas:
Local sales (mboed)	90.6	96.8	-6.4%
Foreign sales (mboed)	7.9	4.1	92.7%
Average local price (US$/bl)	31.0	27.3	13.6%
Average export price (US$/bl)	13.2	21.9	-39.7%

Refined products (including petrochemicals and industrial products):
Local sales (mboed)	364.5	355.5	2.5%
Foreign sales (mboed)	108.1	58.0	86.4%
Average local price per barrel (US$/bl)	110.2	112.5	-2.0%
Average export price per barrel (US$/bl)	63.5	82.5	-23.0%

Services Revenues with third parties: (in millions of Colombian pesos):
Electric Power Transmission and Toll Roads Concessions	3,910,634	2,766,356	41.4%
Transportation	770,056	609,636	26.3%

In the three-month period ended March 31, 2023, total revenues increased by 19.6% (COP$6,380,835 million) as compared to the same period in 2022, as a result of:

•	A COP$5,453,880 million increase in revenues, resulting from the depreciation of the Colombian peso against the U.S. dollar from an average exchange rate of COP$3,913.49/US$1.00 for the three-month period ended March 31, 2022 to an average exchange rate COP$4,760.16/US$1.00 for the same period in 2023.

•	A COP$3,522,974 million increase in revenues attributable to a 11.1% increase in sales volume, or 101.6 mboed, as a result of the combined net effect of:

-	Higher volumes sold of refined products and petrochemicals by 59.2 mboed, or COP$2,166,591 million, primarily due to: (i) an increase in the exports of refined products, given the greater operational availability in the Barrancabermeja and Cartagena refineries, (ii) an increase in local sales of diesel and gasoline, primarily due to the strengthening of domestic fuel demand; and (iii) an increase in the Permian basin’s production of LPG.

-	Higher volumes sold of crude oil by 44.9 mboed, or COP$1,386,938 million, primarily attributable to the realization of cargoes negotiated under the DAP (Delivery at Place) modality, which were still in transit by the end of December 2022.

-	Higher volumes sold of refined products, petrochemicals and crude oil, were partially offset by lower volumes sold of gas by 2.5 mboed, or COP$30,555 million, principally as a result of a decrease in local demand from the industrial sector. This decrease in demand was partially offset by the increase in gas production in the Permian basin.

-	Lower volumes sold of gas by 2.5 mboed, or COP$30,555 million, principally as a result of a decrease in local demand from the industrial sector. This decrease in demand was partially offset by the increase in gas production in the Permian basin.

•	A COP$1,393,675 million increase in services revenue, primarily from energy transmission and toll roads.

These increases in revenue were partially offset by a COP$3,989,694 million decrease in revenues primarily due to a 12.2%, or US$11.0 per barrel decrease in the average prices of our crude oil basket, natural gas and refining products.

Costs of Sales and Expenses

The following table sets forth the components of our cost of sales, operating expenses and operating income for the three-month period ended March 31, 2023 and 2022.

	For the three-month period ended March 31,
	2023	2022	% Change
	(unaudited)
	(in millions of Colombian pesos)
Fixed cost of sales	5,687,267	4,366,613	30.2%
Variable cost of sales	17,090,880	13,571,145	25.9%
Total cost of sales	22,778,147	17,937,758	27.0%
Operation and project, administration and other operating expenses	2,354,561	2,001,749	17.6%
(Impairment) recovery of non-current assets	92	3,592	-97.4%
Operating income	13,720,779	12,529,645	9.5%

Cost of sales

Our total cost of sales is comprised of a fixed portion and a variable portion:

Our fixed cost of sales includes, among other items, contracted services, labor costs, maintenance, taxes and depreciation. Our fixed cost of sales increased by 30.2% (COP$1,320,654 million) in the three-month period ended March 31, 2023 as compared to the same period in 2022, in part due to the increase in inflation, which increased from 5.62% in 2022 to 13.12% in 2023, as well as the net effect of:

•	A COP$469,233 million increase in the costs of professional services, maintenance and other operational activity costs, primarily as a result of (i) price increases for supplies as a consequence of periodic adjustments pursuant to contractual provisions with suppliers, (ii) the negative effect on Colombian peso costs of the depreciation of the average exchange rate of the Colombian peso against the U.S. dollar, and (iii) the increased execution of operational activities.

•	A COP$331,588 million increase in construction costs related to greater construction activity of ISA in Chile and Perú.

•	A COP$192,593 million increase in depreciation and amortization mainly due to: (i) increased levels of capital expenditures and (ii) the effect of the depreciation of the average exchange rate of the Colombian peso against the U.S. dollar on Ecopetrol S.A.’s subsidiaries that use the U.S. dollar as functional currency.

•	A COP$180,125 million increase in labor costs mainly due to salary increases compared to the previous year and increase in the cost of health services; and

•	A COP$147,115 million increase in other minor items.

Our variable cost of sales includes, among other items, purchases of hydrocarbons from the Agencia Nacional de Hidrocarburos (the “National Agency of Hydrocarbons” or “ANH”), purchases of crude oil from business partners, imported products, hydrocarbon transportation services, depletion of fields and inventories. Our variable cost of sales increased by 25.9% (COP$3,519,735 million) in the three-month period ended March 31, 2023 as compared to the same period in 2022, primarily as a result of:

•	A COP$3,065,409 million increase in inventories fluctuation due to: i) realization of inventories in transit from the fourth quarter of 2022 and, ii) the consumption of a greater finished products and imported products for sale.

•	A COP$237,322 million increase in depreciation and amortization mainly due to: (i) increased levels of capital expenditures, (ii) the effect of the depreciation of the average exchange rate of the Colombian peso against the U.S. dollar on Ecopetrol S.A.’s subsidiaries that use the U.S. dollar as functional currency and (iii) increase in production in Permian and Ecopetrol S.A.

•	A COP$120,249 million increase in transportation costs, mainly due to: (i) higher volumes of crude oil and refined products transported through our systems, (ii) the negative effect on our costs measured in U.S. dollar terms, as a result of the depreciation of the average exchange rate of the Colombian peso against the U.S. dollar; and (iii) the annual increase of pipeline fees in accordance with applicable Colombian regulation.

•	A COP$97,641 million increase in the payment of gas royalties in cash, a result of a higher settlement price compared to the same period in 2022.

•	A COP$90,799 million increase in electric energy costs, primarily due to higher energy rates and increased purchases in the National Electric System (SEN) mainly as a result of the unavailability of certain of our electricity generation plants during the first three months of 2023 and an increase in operating activities.

•	A COP$87,875 million increase in costs of materials, mainly due to an increase in operating activities in all of our segments and the negative effect on our costs measured in U.S. dollar terms, as a result of the depreciation of the Colombian peso against the U.S. dollar.

•	A COP$8,253 million increase in other minor items.

The factors discussed above were partially offset by a COP$187,813 million decrease in the purchase costs of crude oil, gas and refined products, mainly due to the net effect of:

•	A COP$2,556,753 million decrease primarily due to lower average purchase prices in line with the decrease in international benchmark prices during the three-month period ended March 31, 2023.

•	A COP$2,367,902 million increase as a result of the depreciation of the Colombian peso against the U.S. dollar to an average exchange rate of COP$4,760.16/US$1.00 for the three-month period ended March 31, 2023 from an average exchange rate COP$3,913.49/US$1.00 for the same period in 2022.

•	A COP$1,038 million increase in volumes purchased from third parties.

Operation and project, administration and other operating expenses

In the three-month period ended March 31, 2023 as compared to the same period in 2022, our operation and project, administration and other operating expenses increased by 17.6% (COP$352,812 million), mainly due to:

•	A COP$156,237 million increase in exploration expenses, mainly due to the recognition of the exploratory activity of unsuccessful wells and higher seismic activities and exploratory studies conducted by Ecopetrol S.A.;

•	A COP$136,824 million increase in commissions, fees, freights, services and general expenses mainly related to the increase in sales made under the “Delivery At Place” (“DAP”) incoterm rules in the first three months of 2023 as compared to the same period in 2022 and the negative impact on the costs measured in U.S. dollar terms of the depreciation of the Colombian peso against the U.S. dollar;

•	A COP$81,136 million increase in labor costs mainly due to salary increases compared to the same period in 2022;

•	A COP$73,964 million increase in compliance expenses associated with the updating of environmental compliance requirements and other provisions.

•	A COP$62,458 million increase in tax expenses, primarily relating to an increase in industry and commerce taxes payable due to an increase in local revenues in the first three months of 2023 as compared to the same period in 2022;

•	A COP$35,086 million increase in other minor items.

The factors discussed above were partially offset by COP$290,191 million in disposals mainly by asset write-off associated with the exit of the Rydberg project in Ecopetrol America after the technical and economic feasibility analysis performed during the first quarter of 2022.

(Impairment) recovery of non-current assets

In the three-month periods ended March 31, 2023 and 2022 we did not recognize significant impairment expenses or reversals, as there were no trigger events that required the recognition of additional impairments to those recorded at the end of 2022 and 2021.

Financial results

The following table sets forth our financial results for the three-month periods ended March 31, 2023 and 2022.

	For the three-month period ended March 31,
	2023	2022	% Change
	(unaudited)
	(in millions of Colombian pesos)
Foreign exchange gain	248,217	47,203	425.9%
Interest expense related to loans and borrowings	(1,738,514)	(1,098,516)	58.3%
Financial cost from other liabilities (1)	(618,853)	(451,799)	37.0%
Other finance income (2)	603,553	(20,753)	N/M
Financial results	(1,505,597)	(1,523,865)	-1.2%

(1)	Includes the financial expenses related to updating abandonment costs liabilities, and the interest cost, net of post-employment benefits and other long-term employee benefits.
(2)	Includes financial cost from other liabilities for the three-month periods ended in March 31, 2023 and 2022.

Our net financial results (expense) decreased by COP$18,268 million, primarily as a result of the net effect of:

•	A COP$624,306 million increase in other financial income mainly due to higher yields from investment assets and a higher valuation of the investment portfolio.

•	A COP$201,014 million increase due to foreign exchange gains as a result of the revaluation of the Colombian peso against the U.S. dollar during the first quarter of 2023, given the Ecopetrol Group's net liability position in U.S. dollar.

The factors discussed above were partially offset by:

•	A COP$639,998 million increase in interest expense related to loan and borrowings due to an approximate U.S.$1.1 billion increase in net debt during the three-month period ended March 31, 2023, as compared with 2022 year end, increase in interest rates and the negative effect on interest payments for debt denominated in foreign currency due to higher average exchange rates.

•	A COP$167,054 million increase in financial cost from other liabilities related to abandonment costs, post-employment benefits and other long-term employee benefits due to higher tax rates.

Profit before income taxes

Profit before income taxes increased by 12.0 % in the three-month period ended March 31, 2023, as compared to the same period in 2022, as a result of the above-mentioned factors.

Income tax

The effective income tax rate for the three-month period ended March 31, 2023 was 44.5%, as compared to 34.7% for the same period in 2022. The increase was generated due to the tax reform in Colombia, which established for companies in the hydrocarbons sector as of January 2023 two main changes: (1) a surcharge for high prices which for the taxable year 2023 is 15% and (2) the non-deductibility of royalties. The foregoing was partially offset by better results in Ecopetrol S.A.’s subsidiaries with lower nominal tax rates than the one described above.

Net profit attributable to equity holders of Ecopetrol

As a result of the foregoing, net profit attributable to the owners of Ecopetrol decreased by 13.9% (COP$ 912,215 million) in the three-month period ended March 31, 2023 as compared to the same period in 2022.

Liquidity and Capital Resources

Liquidity

Our principal sources of liquidity in the three-month period ended March 31, 2023 were: (i) cash obtained by the entering into new financing arrangements for an amount of COP$10,895,757 million, (ii) net cash provided by operating activities in an amount of COP$2,071,023 million, and (iii) cash received from the sale of other financial assets for COP$750,353 million.

Our principal uses of liquidity in the three-month period ended March 31, 2023 were: (i) COP$8,657,253 million for interest and principal payments on our debt; (ii) COP$5,153,955 million for investments in natural and environmental resources and reserves, and additions to our property, plant and equipment and intangibles and (iii) dividend payments in cash amounting to COP$226,924 million.

During the three-month period ended March 31, 2023, we entered into the following debt and liability management transactions:

•	Short term trade-finance debt for U.S.$80 million.

•	International bonds for U.S.$2,000 million.

•	Tender offer for our 5.875% senior notes due 2023, by which we repurchased for cancellation U.S.$978,524,000 (nominal amount).

In addition, the Company has been authorized by the Ministry of Finance and Public Credit to execute the following transactions:

•	A COP$1 trillion loan with Bancolombia (March 16, 2023). This loan has not been disbursed yet.

•	A U.S.$400 billion loan with BBVA and MUFG, executed on May 11, 2023 and disbursed on May 16, 2023.

For 2023, on a consolidated basis, we expect our major cash needs to include planned capital expenditures ranging between COP$25.3 trillion and COP$29.8 trillion.

Use of Funds

Capital Expenditures

We plan to meet our budgeted organic capital expenditures for 2023 mainly through cash from internal cash generation, collection of the accounts receivable from the FEPC and loans.

Cash from operating activities

Net cash provided by operating activities decreased by 45.3% or COP$1,715,317 million in the three-month period ended March 31, 2023, as compared to the same period in 2022, mainly as a result of (i) a less favorable crude oil price environment and negotiation of crude oil and product spreads, and (ii) an increase in accounts receivable mainly from the FEPC, due to the fluctuation of the gasoline and diesel price indicators.

Cash used in investing activities

For the three-month period ended March 31, 2023, net cash used in investing activities increased by 35% or COP$959,292 million as compared to the same period in 2022. This increase is mainly the result of an increase in our capital expenditures related to projects in Colombia, United States and Brazil. The main projects in Colombia were Rubiales, Caño Sur, Castilla, Chichimene, Floreña and Casabe fields. In United States the investments were made by Permian in asset’s Gunflint, K2 and Dalmatian and the investments in Brazil correspond to the energy transmission business of ISA. This increase was partially offset by (a) COP$750,353 million in proceeds from the sales of other financial assets, (b) COP$553,488 million from interest received and (c) COP$104,054 million received from the payment of dividends.

Cash provided by financing activities

For the three-month period ended March 31, 2023, net cash provided in financial activities was COP$1,886,654 million compared to net cash used by financing activities of COP$1,546,431 million for the same period in 2022, which represents an increase in cash provided of COP$3,433,085 million, mainly due to: i) an increase of COP$10,895,757 million related to new loans and financing, ii) COP$46,727 due to lower dividend payments. These sources of cash were partially offset by iii) COP$7,148,775 million due to higher principal and interest payments.

Dividends

On March 30, 2023, the Ordinary Shareholders’ Meeting approved the plan for distribution of Ecopetrol S.A.’s profits for the 2022 fiscal year, which included the distribution of dividends for an aggregate amount of COP$24,382,200 million, which comprised an ordinary dividend per share of COP$487 and an extraordinary dividend of COP$106, for a total dividend of COP$593 per share.

 The dividend payment will be made in three installments for the minority shareholders of Ecopetrol in April, September and December 2023, and for the majority shareholder, dividends will be offset against the FEPC accounts receivable accumulated during 2023. The first dividend payment to minority shareholders was made in April 2023.

Other developments

Management

On March 30, 2023, Ecopetrol’s shareholders assembled in the General Shareholders’ Meeting approved the election of the Company’s Board of Directors, which is now integrated by the following members: Mónica de Grieff Lindo and Gonzalo Hernández Jimenez as non-independent representatives; and Saúl Kattan, Claudia González, Gabriel Cabrera, Luis Alberto Zuleta, Esteban Piedrahita, Sandra Ospina and Juan José Echavarría, as independent representatives.

Our Board of Directors, in its meeting held on March 31, 2023, approved the composition of its committees as follows: the Audit and Risk Committee integrated by Luis Alberto Zuleta (President), Juan José Echavarría, Sandra Ospina and Claudia González; the New Business Committee integrated by Saúl Kattan (President), Esteban Piedrahita, Gonzalo Hernández, Mauricio Cabrera, Sandra Ospina, Mónica de Greiff and Claudia González; the Corporate Governance and Sustainability Committee integrated by Esteban Piedrahita (President), Gonzalo Hernández, Mónica de Greiff, Claudia González, Luis Alberto Zuleta and Juan José Echavarría; and the Remuneration, Nomination and Culture Committee integrated by Mauricio Cabrera (President), Mónica de Greiff, Saúl Katta and Juan José Echavarria.

Similarly, our Board of Directors, in session on April 11 2023, appointed Ricardo Roa Barragán as CEO of Ecopetrol S.A., who took office on April 24, 2023. The evaluation and selection process of candidates was carried out with the support of the Compensation, Nomination and Culture Committee of the Board of Directors of Ecopetrol S.A. and was accompanied by an international headhunting firm specialized in recruitment of senior executives. The appointment took place after a rigorous analysis of the proposed candidates, in accordance with the Ecopetrol S.A. Chairman's Succession Policy and other applicable regulations.

New Credit Agreement

On May 10, 2023, the Colombian Ministry of Finance and Public Credit authorized Ecopetrol to execute a credit agreement for up to US$400 million, as part of its comprehensive debt management strategy. The loan was entered into on May 15, 2023 with Banco Bilbao Vizcaya Argentaria, S.A. New York Branch and MUFG Bank LTD, each participating with an amount equal to US$250 million and US$150 million, respectively. The loan was disbursed on May 16, 2023. Some of the main terms of the credit agreement are (i) a five years tenor, (ii) full principal payable at maturity and (iii) a variable interest rate previously agreed between the parties.

Legal Proceedings and Related Matters – Reficar Investigations

On March 8, 2016, Refinería de Cartagena, S.A.S. (“Reficar”), a wholly owned subsidiary of Ecopetrol, filed a Request for Arbitration before the International Chamber of Commerce (the “ICC”), against Chicago Bridge & Iron Company N.V., CB&I (UK) Limited, and CBI Colombiana S.A. (jointly “CB&I”) concerning a dispute related to the engineering, procurement and construction contract (“EPC contract”) entered into by and between Reficar and CB&I for the expansion of the Cartagena refinery in Cartagena, Colombia. Reficar is the claimant in the ICC arbitration and seeks no less than US$2 billion in damages plus lost profits.

On May 25, 2016, CB&I filed its Answer to the Request for Arbitration and Counterclaim for approximately US$106 million and COP$324,052 million. On June 27, 2016, Reficar filed its reply to CB&I’s counterclaim denying and disputing CB&I’s claims and relief requested by CB&I. On April 28, 2017, CB&I submitted its Statement of Counterclaim increasing its claims to approximately US$116 million and COP$387,558 million. On March 16, 2018, CB&I submitted its Exhaustive Statement of Counterclaim further increasing its claims to approximately US$129 million and COP$432,303 million (including in each case interest), and also filed its Exhaustive Statement of Defense to Reficar’s claims. On this same date, Reficar filed its Exhaustive Statement of Claim seeking, among others, US$139 million for provisionally paid invoices under the Memorandum of Agreement (“MOA”) and Project Invoicing Procedure (“PIP”) Agreements and the EPC Contract.

On June 28, 2019, CB&I submitted its Reply to the Non-Exhaustive Statement of Defense to Counterclaim increasing its claims to approximately US$137 million and COP$503,241 million (including in each case interest, respectively).

On this same date, Reficar filed its Reply to CB&I’s Non-Exhaustive Statement of Defense and its Exhaustive Statement of Defense to CB&I’s counterclaim, updating its claim for provisionally paid invoices under the MOA and PIP Agreements and the EPC Contract to approximately US$137 million.

Between May 17, 2021, and June 16, 2021, the first two blocks of the merits hearing took place. On June 16, 2021, the Tribunal ordered the parties to submit two post-hearing briefs, the first one on October 15, 2021, and the second one on November 5, 2021. Additionally, the Tribunal scheduled the hearing for the parties to present their closing arguments on November 18 and 19, 2021.

The post-hearing briefs were submitted on October 22, 2021, and November 10, 2021, respectively and on November 18, 2021, the parties presented their closing arguments.

Later, on December 20, 2021, Reficar filed its Statement on Costs, and on February 11, 2022, CB&I filed its Statement on Costs.

On June 7, 2023, in a unanimous decision against CB&I, the Tribunal awarded Reficar a payment of more than US$1 billion plus accrued interests from December 31, 2015 and dismissed CB&I’s claims for approximately US$400 million. The decision of the Tribunal may be subject to corrections and clarifications at the request of the parties; however, no such request has been submitted to date.

Subsequent events

None, other than the subsequent events described above, and in note 33 to our unaudited interim condensed consolidated financial statements included in this Form 6-K.

FORWARD-LOOKING STATEMENTS

This current report on Form 6-K contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are not based on historical facts and reflect our expectations for future events and results. Most facts are uncertain because of their nature. Words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “should,” “plan,” “potential,” “predicts,” “prognosticate,” “project,” “target,” “reach,” “seek,” “contemplate”, “achieve” and “intend,” among other similar expressions, are understood as forward-looking statements. These factors may include the following:

•	changes in international crude oil and gas prices;

•	our exploration and production activities, including drilling; and import and export activities;

•	import and export activities;

•	our liquidity, cash flow and sources of funding;

•	the results of our electric power transmission and toll roads activities through our subsidiary, Interconexión Eléctrica S.A. (“ISA”) and our ability to continue to integrate ISA’s operations;

•	our projected and targeted capital expenditures and other cost commitments and revenues;

•	dates by which certain areas will be developed or will come on-stream; and

•	future growth and development of the energy industry and its transition into lower carbon sources of energy.

Our forward-looking statements are not guarantees of future performance and are subject to assumptions that may prove incorrect and to risks and uncertainties that are difficult to predict. Actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of factors. These factors may include, but are not limited to, the following:

•	general economic and business conditions, including crude oil and other commodity prices, refining margins and prevailing exchange rates;

•	competition;

•	our ability to obtain financing;

•	our ability to find, acquire or gain access to additional reserves and our ability to develop existing reserves;

•	uncertainties inherent in making estimates of our reserves;

•	the modification, adjustment or reduction of the tariffs, rates or fees charged by the electricity transmission businesses in the countries where they operate;

•	significant political, economic and social developments in Colombia and other countries where we do business;

•	natural disasters, pandemics and other public health events, including the COVID-19 pandemic;

•	the continuing Russian invasion of Ukraine;

•	other military operations, terrorist acts, wars or embargoes;

•	regulatory developments, including regulations related to climate change;

other factors described in our press releases and filings with the SEC, including our 2022 Form 20-F.All forward-looking statements attributed to us are qualified in their entirety by this cautionary statement. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. Accordingly, readers should not place undue reliance on the forward-looking statements contained in this current report on Form 6-K.

ECOPETROL S.A.

Unaudited interim condensed consolidated financial statements

March 31, 2023

Ecopetrol S.A.

(Figures expressed in millions of Colombian pesos)

1

Ecopetrol S.A.

(Figures expressed in millions of Colombian pesos)

Exhibit 1. Consolidated companies, associates, and joint ventures (Unaudited)	41
Exhibit 2. Consolidated companies, associates, and joint ventures – Interconexión Eléctrica S.A. E.S.P.	45

2

Ecopetrol S.A.

(Figures expressed in millions of Colombian pesos)

Interim condensed consolidated statement of financial position

	Note	March 31, 2023	December 31, 2022
Current Assets		(Unaudited)
Cash and cash equivalents	6	15,497,345	15,401,058
Trade and other receivables	7	47,654,365	39,224,999
Inventories	8	11,123,101	11,880,034
Other financial assets	9	1,683,968	1,162,127
Tax assets		7,075,522	6,784,392
Other assets	11	3,262,443	2,778,480
		86,296,744	77,231,090
Assets held for sale		42,013	45,755
Total current assets		86,338,757	77,276,845

Non-current assets
Trade and other receivables	7	32,793,898	32,155,205
Other financial assets	9	557,741	1,563,744
Investments in associates and joint ventures	12	9,486,544	9,496,600
Property, plant, and equipment	13	99,581,911	100,997,498
Natural and environmental resources	14	43,636,251	42,323,610
Right-of-use-assets	15	594,076	627,813
Intangible assets	16	17,542,926	18,146,605
Tax assets		15,273,796	17,218,603
Goodwill	18	5,026,021	5,109,637
Other assets	11	1,529,774	1,453,347
Total non- current assets		226,022,938	229,092,662
Total assets		312,361,695	306,369,507

Liabilities
Current liabilities
Loans and borrowings	19	16,257,368	22,198,583
Trade and other payables	20	43,037,112	19,937,704
Provisions for employee benefits	21	2,871,794	2,753,697
Tax liabilities		9,973,118	7,630,901
Accrued liabilities and provisions	22	1,413,408	1,533,136
Other liabilities		1,963,816	2,728,317
Total current liabilities		75,516,616	56,782,338
Non-current liabilities
Loans and borrowings	19	100,104,833	92,936,256
Trade and other payables	20	50,773	57,056
Provisions for employee benefits	21	9,439,080	10,211,542
Tax liabilities		13,740,035	13,668,759
Accrued liabilities and provisions	22	11,408,477	11,223,358
Other liabilities		2,425,644	2,403,148
Total non-current liabilities		137,168,842	130,500,119
Total liabilities		212,685,458	187,282,457

Equity
Subscribed and paid in capital	23.1	25,040,067	25,040,067
Additional paid-in capital	23.2	6,607,699	6,607,699
Reserves	23.3	17,922,725	8,898,633
Other comprehensive income	23.5	15,842,541	15,546,989
Retained earnings		7,195,449	34,941,316
Equity attributable to the Company’s shareholders		72,608,481	91,034,704
Non-controlling interest		27,067,756	28,052,346
Total equity		99,676,237	119,087,050
Total liabilities and equity		312,361,695	306,369,507

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

3

Ecopetrol S.A.

(Figures expressed in millions of Colombian pesos, except for the earnings per share, expressed in Colombian pesos)

Interim condensed consolidated statement of profit or loss

		Three-month period ended March 31,
	Note	2023	2022
		(Unaudited)

Revenue from contracts with customers	24	38,853,579	32,472,744
Cost of sales	25	(22,778,147)	(17,937,758)
Gross profit		16,075,432	14,534,986
Administration expenses	26	(1,081,114)	(882,361)
Operation and project expenses	26	(1,114,920)	(745,081)
Impairment of non-current assets	17	(92)	(3,592)
Other operating expenses	27	(158,527)	(374,307)
Operating income		13,720,779	12,529,645
Financial results	28
Financial income		674,092	230,232
Financial expenses		(2,427,906)	(1,801,300)
Foreign exchange gain		248,217	47,203
		(1,505,597)	(1,523,865)
Share of profits of associates and joint ventures	12	341,699	201,989
Profit before income tax expense		12,556,881	11,207,769
Income tax expense	10	(5,592,901)	(3,883,866)
Net profit for the period		6,963,980	7,323,903
Net profit attributable to:
Owners of parent		5,660,425	6,572,640
Non-controlling interest		1,303,555	751,263
		6,963,980	7,323,903
Basic and diluted earnings per share (Colombian pesos)		137.7	159.9

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

4

Ecopetrol S.A.

(Figures expressed in millions of Colombian pesos)

Interim condensed consolidated statement of comprehensive income

		Three-month period ended March 31,
	Note	2023	2022
		(Unaudited)

Net income for the period		6,963,980	7,323,903
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss (net of tax):
Unrealized (loss) gain on hedges:
Cash flow hedge for future exports		763,513	800,267
Hedge of a net investment in a foreign operation		1,078,288	1,278,998
Cash flow hedge with derivative instruments		(41,619)	17,067
Financial instruments measured at fair value		4,352	144
Foreign currency translation		(2,461,380)	(1,480,211)
		(656,846)	616,265
Items that will not be reclassified subsequently to profit or loss (net of tax):
Remeasurement gain (loss) on defined benefit plans		462,510	(338,915)
		462,510	(338,915)
Other comprehensive income, net of tax		(194,336)	277,350
Total comprehensive income, net of tax		6,769,644	7,601,253

Comprehensive income attributable to:
Owners of the parent		5,955,977	6,192,844
Non-controlling interest		813,667	1,408,409
		6,769,644	7,601,253

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

5

Ecopetrol S.A.

(Figures expressed in millions of Colombian pesos)

Interim condensed consolidated statement of changes in equity

	Note	Subscribed and paid-in capital	Additional paid-in capital	Reserves	Other comprehensive income	Retained earnings	Equity attributable to Company’s shareholders	Non- controlling interest	Total Equity
Balance as of December 31, 2022		25,040,067	6,607,699	8,898,633	15,546,989	34,941,316	91,034,704	28,052,346	119,087,050
Net income		-	-	-	-	5,660,425	5,660,425	1,303,555	6,963,980
Release of reserves	23.3	-	-	(2,491,377)	-	2,491,377	-	-	-
Dividends declared	23.4	-	-	-	-	(24,382,200)	(24,382,200)	(1,774,187)	(26,156,387)
Capital restitution		-	-	-	-	-	-	(24,070)	(24,070)
Appropriation of reserves
Legal	23.3	-	-	3,340,629	-	(3,340,629)	-	-	-
Fiscal and statutory	23.3	-	-	509,082	-	(509,082)	-	-	-
Occasional	23.3	-	-	7,665,758	-	(7,665,758)	-	-	-
(Loss) gains on hedging instruments:
Cash flow hedge for future exports		-	-	-	763,513	-	763,513	-	763,513
Hedge of a net investment in a foreign operation		-	-	-	1,001,776	-	1,001,776	76,512	1,078,288
Cash flow hedge with derivative instruments		-	-	-	(20,559)	-	(20,559)	(21,060)	(41,619)
Financial instruments measured at fair value		-	-	-	4,352	-	4,352	-	4,352
Foreign currency translation		-	-	-	(1,971,037)	-	(1,971,037)	(490,343)	(2,461,380)
Remeasurement (loss) gains on defined benefit plans		-	-	-	517,507	-	517,507	(54,997)	462,510
Balance as of March 31, 2023 (Unaudited)		25,040,067	6,607,699	17,922,725	15,842,541	7,195,449	72,608,481	27,067,756	99,676,237

Balance as of January 1, 2023		25,040,067	6,607,699	10,624,229	11,273,374	18,187,655	71,733,024	22,019,048	93,752,072
Adoption of new standards		-	-	-	-	42,054	42,054	-	42,054
Balance as of January 1, 2023, after adoption		25,040,067	6,607,699	10,624,229	11,273,374	18,229,709	71,775,078	22,019,048	93,794,126
Net income		-	-	-	-	6,572,640	6,572,640	751,263	7,323,903
Release of reserves	23.3	-	-	(5,886,441)	-	5,886,441	-	-	-
Dividends declared	23.4	-	-	-	-	(11,512,675)	(11,512,675)	(975,259)	(12,487,934)
Business combination		-	-	-	-	-	-	263,651	263,651
Restitution of capital and reserves to minority shareholders		-	-	-	-	-	-	(26,895)	(26,895)
Appropriation of reserves
Legal		-	-	1,669,468	-	(1,669,468)	-	-	-
Fiscal and statutory		-	-	509,082	-	(509,082)	-	-	-
Occasional		-	-	8,889,900	-	(8,889,900)	-	-	-
Loss on hedging instruments:
Cash flow hedge for future exports		-	-	-	800,267	-	800,267	-	800,267
Hedge of a net investment in a foreign operation		-	-	-	1,241,173	-	1,241,173	37,825	1,278,998
Cash flow hedge with derivative instruments		-	-	-	3,390	-	3,390	13,677	17,067
Financial instruments measured at fair value		-	-	-	75	-	75	69	144
Foreign currency translation		-	-	-	(2,086,527)	-	(2,086,527)	606,316	(1,480,211)
Remeasurement loss on defined benefit plans		-	-	-	(338,173)	-	(338,173)	(742)	(338,915)
Balance as of March 31, 2022 (Unaudited)		25,040,067	6,607,699	15,806,238	10,893,579	8,107,665	66,455,248	22,688,953	89,144,201

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

6

Ecopetrol S.A.

(Figures expressed in millions of Colombian pesos)

Interim condensed consolidated statement of cash flows

		Three-month period ended March 31,
	Note	2023	2022
		(Unaudited)
Cash flows provided by operating activities:
Net profit for the period		6,963,980	7,323,903
Adjustments to reconcile net income to net cash provided by operating activities:
Income taxes	10	5,592,901	3,883,866
Depreciation, depletion, and amortization	13-14-15-16	3,162,768	2,709,438
Foreign exchange loss	28	(248,217)	(47,203)
Finance cost of loans and borrowings	28	1,738,514	1,098,516
Finance cost of post-employment benefits and abandonment costs	28	618,853	451,799
Disposal of exploratory assets and dry wells	14	147,437	60,649
Loss on sale or disposal of non-current assets		7,727	295,749
Impairment of non-current assets	17	92	3,592
Impairment of current assets	27	23,051	22,688
Gain on fair value adjustment of financial assets		(57,614)	(41,178)
Loss (gain) on hedging transactions with derivatives		741	(615)
Share of profit of associates and joint ventures	12	(341,699)	(201,989)
Loss (gain) on disposal of assets held for sale		1,014	(2,407)
Gain on hedge ineffectiveness	29.3	(6,013)	(22,880)
Realized loss on foreign exchange cash flow hedges	25	519,606	134,713
Provision expenses	22	201,252	61,947

Net change in operational assets and liabilities:
Trade and other receivables		(9,859,055)	(7,707,015)
Inventories		598,707	(2,727,938)
Trade and other payables		(2,591,505)	1,174,544
Tax assets and liabilities		(1,053,813)	(351,396)
Provisions for employee benefits		(32,338)	(53,314)
Provisions and contingencies		(220,841)	(208,792)
Other assets and liabilities		(1,131,216)	(372,582)
		4,034,332	5,484,095
Income tax paid		(1,963,309)	(1,697,755)
Net cash generated by operating activities		2,071,023	3,786,340

Cash flow from investing activities:
Investment in joint ventures		-	(32,325)
Investment in property, plant, and equipment	13	(1,631,079)	(1,226,646)
Investment in natural and environmental resources	14	(3,316,724)	(1,957,951)
Acquisitions of intangibles	16	(206,152)	(169,790)
Proceeds from the sale of other financial assets		750,353	399,539
Interests received	29	553,488	158,797
Dividends received		104,054	-
Proceeds from sales of non-current assets		8,488	50,096
Net cash used in investment activities		(3,737,572)	(2,778,280)

Cash flow used in financing activities:
Proceeds obtained from loans and borrowings	19.1	10,895,757	326,367
Repayment of loans and borrowings	19.1	(7,335,150)	(601,018)
Interest payments		(1,322,103)	(907,460)
Lease payments	15	(124,926)	(90,669)
Dividends paid	23.4	(226,924)	(273,651)
Net cash used in financing activities		1,886,654	(1,546,431)
Exchange difference in cash and cash equivalents		(123,818)	(12,494)
Net increase (decrease) in cash and cash equivalents		96,287	(550,865)
Cash and cash equivalent at the beginning of the period		15,401,058	14,549,906
Cash and cash equivalent at the end of the period	6	15,497,345	13,999,041

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

7

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements
March 31, 2023
(Figures expressed in millions of Colombian pesos, unless otherwise stated)

1.	Reporting entity

Ecopetrol S.A. is a mixed economy company, with a commercial nature, formed in 1948 in Bogotá – Colombia, headquarters of the Ecopetrol Business Group (collectively called “Ecopetrol Business Group”); which is dedicated to commercial or industrial activities related to the exploration, exploitation, refining, transportation, storage, distribution and marketing of hydrocarbons, their derivatives and products, as well as the electric power transmission services, design, development, construction, operation and maintenance of road and energy infrastructure projects and the provision of information technology and telecommunications services.

An 11.51% of Ecopetrol S.A.’s shares are publicly traded on the Stock Exchanges of Colombia and New York, USA. The remaining shares (88.49% of the total outstanding shares) are owned by the Colombian Ministry of Finance and Public Credit.

The address of the main office of Ecopetrol S.A. is Bogotá – Colombia, Carrera 13 No. 36 - 24.

2.	Basis of presentation

2.1.	Statement of compliance and authorization of financial statements

The financial information contained in this report has been prepared in accordance with IAS 34 Interim Financial Reporting accepted in Colombia.

The interim condensed consolidated financial statements are unaudited and in the management opinion, include all necessary adjustments for a fair presentation of the results of each period.

Ecopetrol Business Group prepares its financial statements based on the principles and accounting standards and financial information accepted in Colombia (NCIF, as its acronym in Spanish), regulated in Decree 2420 of 2015 and its amendments. These standards are based on the International Financial Reporting Standards - IFRS and its Interpretations issued by the International Accounting Standards Board (IASB) and other applicable legal provisions for supervised entities and/or controlled by the General Accounting Office of the Nation. Some accounting standards and financial information accepted in Colombia (Colombian IFRS) may differ in certain aspects from IFRS as issued by the IASB.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with policies expected to follow in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2023.

These interim condensed consolidated financial statements were approved by the Company's Ecopetrol Board of Directors on April 27, 2023, in the first part of the session held on April 27 and 28 and May 2, 2023.

2.2.	Basis of consolidation

The interim condensed consolidated financial statements were prepared by consolidating all the subsidiary companies described in Exhibits 1 and 2, in which Ecopetrol exercises, directly or indirectly, control, according to IFRS 10.5 and 10.7.

Subsidiaries are consolidated from the date control is obtained until the date control ceases.

All intercompany assets and liabilities, equity, income, expenses, and cash flows related to transactions between Group companies were eliminated in consolidation. Unrealized profits and losses are also eliminated. Non-controlling interest represents the portion of profit, other comprehensive income and net assets in subsidiaries that are not attributable to Ecopetrol shareholders.

8

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements
March 31, 2023
(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The interim condensed consolidated financial statements were prepared on the basis that it will continue to operate as a going concern.

All business combinations are recognized using the acquisition method.

The following were the changes in the Group:

2023

-	On March 17, 2023, the Company concluded with process of establishing a new company called Econova Technology & Innovation, S.L., domiciled in Spain, was concluded. Its main corporate purpose is related to science, technology, and innovation (CT+i) activities. Ecopetrol S.A. is the direct owner of 100% of the capital shares, subscribed according to the regulatory requirements in Spain.

-	Concentra Inteligencia en Energía S.A.S is in the liquidation process in accordance with the decision made at the Concentra General Shareholders' Meeting.

3.	Significant accounting judgments and estimates

The preparation of the consolidated financial statements requires that the Company's Management make judgments, estimates and assumptions to quantify some of the assets, liabilities, income, expenses, and commitments recognized in the consolidated financial statements and their disclosures. These estimates have been made based on the best information available on the facts analyzed, management experience and other factors at the date of preparation of the financial statements. Uncertainty about assumptions and estimates could result in future material changes affecting the value of assets or liabilities. Changes in these estimates are recognized prospectively in the period in which they are reviewed.

As of the date of this report, there have been no changes in the significant accounting estimates and judgments used in the preparation of the financial statements as of December 31, 2022.

4.	Accounting policies

The Group's main accounting policies are described in the consolidated financial statements as of December 31, 2022, and for the year then ended, and they have been applied consistently for the period comprising these interim condensed consolidated financial statements, except for the adoption of new standards effective as of January 1, 2022.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annuals, and therefore should be read in conjunction with the consolidated financial statements as of December 31, 2022.

5.	New standards

5.1.	New standards adopted by the Group, effective as of January 1, 2023

9

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements
March 31, 2023
(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The IASB issued amendments to the following standards, with an effective date on January 1, 2023, or later periods, which were included in decree 938 of August 19, 2021:

▪	Amendment to IAS 1 - Classifications of liabilities as current or non-current, modifies the requirement to classify a liability as current, by establishing that a liability is classified as current when it does not have the right at the end of the reporting period to defer the liquidation of the liability during, at least, the twelve months following the date of the reporting period. This amendment will be effective as of January 1, 2023. In addition, on October 31, 2022, IASB issued an amendment on non-current liabilities with agreed conditions and modified the effective date to January 1, 2024, for which the CTCP was already consulted regarding the effective date in Colombia.

▪	Modifications to IFRS 1: The amendment permits a subsidiary that elects to apply paragraph D16(a) of IFRS 1 to measure cumulative translation differences using the amounts reported in the parent’s consolidated financial statements, based on the parent’s date of transition to IFRS, if no adjustments were made for consolidation procedures and for the effects of the business combination in which the parent acquired the subsidiary. This amendment is also applied to an associate or joint venture that elects to apply paragraph D16(a) of IFRS 1.

▪	IFRS 3 – Business combinations: in which they update a reference from the standard to the Conceptual Framework. The amendments add an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets or IFRIC 21 Levies, if incurred separately.

At the same time, the amendments add a new paragraph to IFRS 3 to clarify that contingent assets are not affected by the replace of Framework in the presentation of Financial Statements.

▪	Modifications to IFRS 9, IAS 39, and IFRS 7: Reform of reference interest rates. The amendments provide several exemptions that apply to all hedging relationships that are directly affected by the interest rate benchmark reform. A hedging relationship is affected if the reform gives rise to uncertainty about the timing and/or amount of the cash flows based on benchmarks of the hedged item or hedging instrument. The modifications were incorporated into Colombian regulations through Decree 938 of 2021, allowing them to be applied as of the 2021 fiscal year.

Although the standard has already entered into force, the companies have not made the changes in the current debt contracts and continue to apply the LIBOR rate for interest calculations since the 3 and 6-month LIBOR dollar reference rates will remain in effect until on June 30, 2023, according to the Financial Conduct Authority (FAC).

The following limited-scope amendments were incorporated into Colombian accounting regulations through Decree 1611 of August 5, 2022, which will be in force from January 1, 2024:

▪	Amendments to IAS 1 – Presentation of financial statements. Companies must disclose material information about their accounting policies and apply the concept of materiality to accounting policy disclosures. The amendments clarify the following points:

-	The word “significant” is changed to “material or relative importance”.
-	The accounting policies that must be disclosed in the notes to the financial statements are clarified, "an entity will disclose information about its material or relative importance accounting policies."
-	It is clarified when an accounting policy is considered material or relatively important.
-	Adds the following paragraph: “Information on accounting policies that focuses on how an entity has applied the requirements of IFRS to its own circumstances provides specific information about the entity that is more useful to users of financial statements than standardized information or information that only doubles or summarizes the requirements of IFRS standards”.

10

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements
March 31, 2023
(Figures expressed in millions of Colombian pesos, unless otherwise stated)

▪	Amendments to IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors. They clarify how companies should distinguish changes in accounting policies from changes in accounting estimates. The amendment was published by the IASB in February 2021 and clearly defines an accounting estimate to distinguish it from an accounting policy: “Accounting estimates are monetary amounts, in financial statements, that are subject to measurement uncertainty”.

It mentions “an accounting policy could require that elements of the financial statements be measured in a way that entails measurement uncertainty—that is, the accounting policy could require that these elements be measured by monetary amounts that cannot be directly observed and they must be estimated. In this case, an entity develops an accounting estimate to achieve the objective established by the accounting policy.

▪	Amendments to IAS 12 Deferred taxes related to assets and liabilities that are recognized in a single transaction. The purpose of the amendments is to reduce diversity in the reporting of deferred taxes on leases and decommissioning obligations.

The amendment allows the recognition of a deferred tax liability or asset that has arisen in a transaction that is not a business combination, in the initial recognition of an asset or liability that, at the time of the transaction, does not give rise to taxable temporary differences and deductibles in the same amount.

5.2.	New standards issued but not yet adopted.

IFRS 17 - Insurance Contracts, provides a new general model for accounting for contracts by combining a measurement of the current balance of insurance contracts with the recognition of earnings during the period in which the services are rendered. The standard's general model requires that insurance contract liabilities be measured using current weighted probability estimates of future cash flows, a risk adjustment, and a contractual service margin that represents the expected gain from fulfilling the contracts. The effects of changes in the estimates of future cash flows and the risk adjustment related to future services are recognized during the period in which the services are rendered and not immediately in profit loss statement.

IFRS 17 replaces IFRS 4 - Insurance Contracts and will be effective for the subsidiaries Black Gold Re and Linear Systems Re Ltd for the financial reporting period beginning January 1, 2023. The standard has not yet been approved by Colombia and it is expected that in the course of 2023 it will be adopted by the country allowing Ecopetrol Business Group to adopt it in line with the international standard. The assessment of the impact of IFRS 17 is in an implementation phase and a significant effect on the Group's consolidated financial statements is not expected given that most of the insurance contracts are short-term and would be managed by the PPA methodology - Simplified allocation of premiums.

The Business Group is constantly monitoring changes in local accounting regulations to assess the possible impacts that the new standards issued by the international organization may generate in their adoption in Colombia.

6.	Cash and cash equivalents

	March 31,	December 31,
	2023	2022
	(Unaudited)
Banks and corporations	8,449,732	9,491,029
Short-term investments	7,042,875	5,907,785
Cash	4,738	2,244
	15,497,345	15,401,058

11

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements
March 31, 2023
(Figures expressed in millions of Colombian pesos, unless otherwise stated)

As of March 31, 2023, the balance of cash and cash equivalents includes $1,700,908 ($2,067,279 as of December 31, 2022) of restricted cash mainly in: a) Interconexión Eléctrica S.A. E.S.P. for $1,619,290 ($1,987,409 as of December 31, 2022) and in Oleoducto Bicentenario for $81,618 ($79,870 as of December 31, 2022), to be used in the next 12 months, exclusively to guarantee debt service (payment of principal and interest).

The fair value of cash and equivalents is close to its book value due to its short-term nature (less than three months) and its high liquidity. Cash equivalents are convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

7.	Trade and other receivables

	March 31,	December 31,
	2023	2022
	(Unaudited)
Current
Fuel Price stabilization fund (1)	34,185,151	26,296,870
Concessions (1)	5,297,946	5,194,909
Customers
Foreign	2,851,952	3,065,207
Domestic	4,014,231	3,268,944
Related parties (Note 31)	196,395	110,408
Accounts receivable from employees	107,626	115,922
Industrial services	58,814	70,762
Other	942,250	1,101,977
	47,654,365	39,224,999

Non-current
Concessions (2)	29,273,372	28,647,390
Accounts receivable from employees	514,680	498,415
Customers
Foreign	179,022	185,331
Domestic	73,398	72,985
Related parties (Note 31)	335	335
Other (3)	2,753,091	2,750,749
	32,793,898	32,155,205

(1)	Corresponds to the application of Resolution 180522 of March 29, 2010, and other regulations that modify and add it (Decree 1880 of 2014 and Decree 1068 of 2015), which establishes the procedure to recognize the subsidy for refiners and importers of motor gasoline current and ACPM, and the methodology for calculating the net position (value generated between the parity price and the regulated price, which can be positive or negative).

(2)	Includes concessions and roads. Corresponds to accounts receivable for concessions acquired for public electric power transportation services and for public road transportation service.

(3)	Corresponds mainly to accounts receivable from the Government of Brazil for employee benefits governed by Law 4819 of 1958 to ISA CTEEP, and crude loan agreements of the Business Group for transportation systems. The gross value of these accounts receivable is $2,491,643 (2022: $2,481,530) and the provision for expected losses established, included in the provision line for expected credit losses, is $470,210 (2022: $475,936), for a net book value of $2,021,433 (2022: $2,005,594). The administration monitors the progress and developments related to the legal aspect of the matter and continuously evaluates the possible impacts on its financial statements.

The book value of trade accounts and other accounts receivable approximates their fair value.

12

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements
March 31, 2023
(Figures expressed in millions of Colombian pesos, unless otherwise stated)

8.	Inventories

	March 31,	December 31,
	2023	2022
	(Unaudited)
Crude oil (1)	5,249,506	5,971,109
Fuels and petrochemicals (2)	3,058,341	3,241,154
Materials for goods production	2,815,254	2,667,771
	11,123,101	11,880,034

(1)	The variation mainly corresponds to a higher level of deliveries of inventories in transit.
(2)	The variation mainly corresponds to the lower level of imported products in March 2023 due to better operations in refineries during the year.

9.	Other financial assets

	March 31,	December 31,
	2023	2022
	(Unaudited)
Assets measured at fair value
Investment portfolio – Foreign currency	1,665,859	1,056,385
Investments in equity securities (1)	336,424	875,335
Investment portfolio – Local currency	147,680	761,687
Hedging instruments (2)	20,345	311
Assets measured at fair value through other comprehensive income	10,105	3,583
	2,180,413	2,697,301

Assets measured at amortized cost (3)	61,296	28,570
	2,241,709	2,725,871

Current	1,683,968	1,162,127
Non-current	557,741	1,563,744
	2,241,709	2,725,871

(1)	Includes deposits in trust companies and restricted funds in Brazil, Peru, Chile, and Colombia.
(2)	Corresponds to swap and forward contracts to hedge commodity price risk in Ecopetrol S.A. and Interconexión Eléctrica S.A. E.S.P.
(3)	Includes investments with maturities greater than 90 days, in Chile and Colombia.

Restrictions

As of March 31, 2023, and December 31, 2022, there were restricted funds for $275,129 and $328,283 respectively, which have a specific destination in projects in Brazil, Peru, Chile, and Colombia.

Fair value

The following is the classification of other financial assets recognized at fair value, corresponding to the investment portfolio:

	March 31,	December 31,
	2023	2022
	(Unaudited)
Level 1	702,571	1,892,486
Level 2	1,477,842	804,815
	2,180,413	2,697,301

13

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements
March 31, 2023
(Figures expressed in millions of Colombian pesos, unless otherwise stated)

There were no transfers between hierarchy levels during the periods.

10.	Taxes

Income taxes

The Group calculates the income tax expense using the effective tax rate that would be applicable to the expected total annual earnings. The major components of income tax expense in the interim consolidated statement of profit or loss are:

	Three-month period ended March 31,
	2023	2022
	(Unaudited)
Current income tax expense	5,034,895	3,825,533
Deferred income tax expense	557,460	58,212
Adjustments to prior years’ current and deferred tax	546	121
Income tax expense	5,592,901	3,883,866

The effective tax rate for Three-month period ended March 31, 2023, and 2022 was 44.5% and 34.7%, respectively.

As of March 31, 2023, and 2022, the nominal income tax rate was 35%. Likewise, for the year 2023 a tax surcharge is applied which, according to the definitions of the National Government, is estimated at 15% for companies dedicated to the extraction of crude oil.

The 9.8% increase in the effective tax rate during the indicated period is mainly due to the effects of Law 2277/2022 (Tax Reform) related to (i) the effect of the income tax surcharge that it has been established at 15% for the year 2023; (ii) the non-deductibility of royalties, and (iii) the best results obtained by Group companies whose nominal income tax rate is less than 35%, among others.

11.	Other assets

	March 31,	December 31,
	2023	2022
	(Unaudited)
Current
Advanced payments to contractors and suppliers	977,934	679,829
Partners in joint operations	1,024,978	871,409
Prepaid expenses	728,801	693,341
Trust funds	505,754	507,163
Related parties (Note 30)	104	1,087
Other	24,872	25,651
	3,262,443	2,778,480
Non-current
Wells abandonment and pension funds	584,355	568,066
Trust funds	244,099	184,464
Employee benefits	333,984	342,143
Advanced payments and deposits	92,978	87,684
Judicial deposits and judicial attachments	54,432	54,776
Other	219,926	216,214
	1,529,774	1,453,347

14

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements
March 31, 2023
(Figures expressed in millions of Colombian pesos, unless otherwise stated)

12.	Investments in associates and joint ventures

12.1.	Composition and movements

	March 31,	December 31,
	2023	2022
	(Unaudited)
Joint ventures
Interligação Elétrica do Madeira S.A.	1,909,976	1,871,142
Transmissora Aliança de Energia Elétrica S.A.	1,806,865	1,830,504
Equion Energía Limited	1,175,040	1,191,154
Interligação Elétrica Paraguaçu S.A.	611,277	614,112
Interligação Elétrica Garanhuns S.A.	580,412	571,328
Interligação Elétrica Ivaí S.A.	527,602	469,176
Interligação Elétrica Aimorés S.A.	385,304	411,495
Conexión Kimal Lo Aguirre S.A. (1)	165,162	169,230
Ecodiesel Colombia S.A.	61,936	54,614
Interconexión Eléctrica Colombia Panamá S.A.	17,416	20,516
Transnexa S.A. E.M.A.	8,545	8,545
Derivex S.A.	370	439
Parques de Rio	80	83
Interconexión Eléctrica Colombia Panamá S.A.S E.S.P.	4	4
	7,249,989	7,212,342
Less impairment:
Equion Energía Limited	(400,196)	(400,196)
Transnexa S.A. E.M.A.	(8,545)	(8,545)
	6,841,248	6,803,601
Associates
Gases del Caribe S.A. E.S.P.	1,495,686	1,495,341
ATP Tower Holdings	879,198	913,218
Gas Natural del Oriente S.A. E.S.P.	134,383	148,254
Gases de la Guajira S.A. E.S.P.	68,919	69,376
E2 Energía Eficiente S.A. E.S.P.	35,060	34,944
Extrucol S.A.	27,812	27,680
Serviport S.A.	9,399	9,399
Sociedad Portuaria Olefinas	4,238	4,186
	2,654,695	2,702,398
Less impairment: Serviport S.A.	(9,399)	(9,399)
	2,645,296	2,692,999
	9,486,544	9,496,600

The movement of investments in associates and joint ventures for the period ended March 31, 2023, is as follows:

	Associates	Join ventures	Total
Balance as of December 31, 2022	2,692,999	6,803,601	9,496,600
Equity method recognized in:
Profit or loss	79,068	262,631	341,699
Equity	(29,556)	(115,806)	(145,362)
Dividends declared	(97,215)	(109,178)	(206,393)
Balance as of March 31, 2023 (Unaudited)	2,645,296	6,841,248	9,486,544

15

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements
March 31, 2023
(Figures expressed in millions of Colombian pesos, unless otherwise stated)

13.	Property, plant, and equipment

The movement of property, plant and equipment for the period ended March 31, 2023, with its corresponding depreciation and impairment, is as follows:

	Plant and equipment	Pipelines, networks, and lines	Work in progress	Buildings	Lands	Other	Total
Cost
Balance as of December 31, 2022	62,763,108	60,287,507	13,432,616	15,354,065	5,199,069	3,225,279	160,261,644
Additions/capitalizations (1)	227,011	167,706	1,166,043	45,872	-	24,447	1,631,079
Abandonment cost update (Note 22)	-	(3,361)	-	-	-	-	(3,361)
Capitalized financial interests (2)	9,384	4,349	49,865	2,250	-	982	66,830
Exchange differences capitalized	(50)	(23)	(267)	(12)	-	(5)	(357)
Disposals	(22,254)	(19,478)	(40)	(432)	-	(2,164)	(44,368)
Foreign currency translation	(1,305,958)	(746,451)	(40,187)	(283,556)	(77,800)	(42,141)	(2,496,093)
Reclassifications/transfers	(1,474,455)	(136,614)	(290,469)	1,934,719	-	(16,969)	16,212
Balance as of March 31, 2023 (Unaudited)	60,196,786	59,553,635	14,317,561	17,052,906	5,121,269	3,189,429	159,431,586

Accumulated depreciation and impairment losses
Balance as of December 31, 2022	(27,439,631)	(22,870,247)	(1,418,040)	(6,230,154)	(53,515)	(1,252,559)	(59,264,146)
Depreciation expense	(738,967)	(553,979)	-	(139,755)	-	(40,203)	(1,472,904)
Impairment loss (Note 17)	-	-	-	(91)	-	-	(91)
Disposals	17,148	19,445	-	317	-	1,523	38,433
Foreign currency translation	476,161	246,156	370	102,071	1,314	23,499	849,571
Reclassifications/transfers	782,749	15,432	9,220	(820,187)	-	12,248	(538)
Balance as of March 31, 2023 (Unaudited)	(26,902,540)	(23,143,193)	(1,408,450)	(7,087,799)	(52,201)	(1,255,492)	(59,849,675)

Balance as of December 31, 2022	35,323,477	37,417,260	12,014,576	9,123,911	5,145,554	1,972,720	100,997,498
Balance as of March 31, 2023 (Unaudited)	33,294,246	36,410,442	12,909,111	9,965,107	5,069,068	1,933,937	99,581,911

(1)	Mainly includes: i) Ecopetrol S.A. projects in courses associated with the Caño Sur, Castilla, Chichimene, and Rubiales fields, and Barrancabermeja Refinery ii) Interconexión Eléctrica S.A. E.S.P projects in progress: UPME 09-2016 Copey–Cuestecitas, 500 kV, Copey–Fundación, 220 kV, UPME 04-2019 transmission line La Loma - Sogamoso 500 kV, UPME 07–2017 Sabanalarga – Bolívar 500 Kv, and asset optimization plan.
(2)	Financial interest is capitalized based on the weighted average rate of loan costs.

16

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements
March 31, 2023
(Figures expressed in millions of Colombian pesos, unless otherwise stated)

14.	Natural and environmental resources

The movement of natural and environmental resources for the period ended March 31, 2023, with their corresponding depletions and impairment, is as follows:

	Oil and gas investments	Assets retirement obligations	Exploration and evaluation	Total
Cost
Balance as of December 31, 2022	88,338,471	7,104,903	10,480,025	105,923,399
Additions /capitalizations (1)	1,379,902	-	1,936,822	3,316,724
Abandonment cost update (Note 22)	-	10,051	-	10,051
Disposals of exploratory assets and dry wells (2)	-	-	(147,437)	(147,437)
Capitalized financial interests (3)	48,071	-	23,363	71,434
Exchange differences capitalized	(257)	-	(125)	(382)
Foreign currency translation	(931,516)	(32,789)	(118,339)	(1,082,644)
Reclassifications/transfers	(189)	-	(8,659)	(8,848)
Balance as of March 31, 2023 (Unaudited)	88,834,482	7,082,165	12,165,650	108,082,297

Accumulated amortization and impairment loss
Balance as of December 31, 2022	(58,382,473)	(5,088,086)	(129,230)	(63,599,789)
Amortization expense	(1,281,247)	(91,454)	-	(1,372,701)
Foreign currency translation	507,771	18,589	-	526,360
Reclassifications/transfers	(15,533)	-	15,617	84
Balance as of March 31, 2023 (Unaudited)	(59,171,482)	(5,160,951)	(113,613)	(64,446,046)

Balance as of December 31, 2022	29,955,998	2,016,817	10,350,795	42,323,610
Balance as of March 31, 2023 (Unaudited)	29,663,000	1,921,214	12,052,037	43,636,251

(1)	Mainly includes a) Ecopetrol Permian for investments made in the drilling of wells and construction of facilities executed in RODEO, b) Ecopetrol S.A. by Caño Sur, Castilla, Chichimene, Floreña, Rubiales, and c) Hocol S.A. mainly from Guarrojo, Rio Saldaña, VIM 8, YD-SN1.
(2)	Includes: Hocol S.A mainly unsuccessful wells Lla-87-2 A3 (Koala), Lla-87-3 A3 (Picabuey), and YD-SN1 well Yoda-B and exploratory expenses in: Lla-104, SSJN1, VIM8.
(3)	Financial interest is capitalized based on the weighted average rate of loan costs.

17

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements
March 31, 2023
(Figures expressed in millions of Colombian pesos, unless otherwise stated)

15.	Right-of-use assets

The movement of right-of-use assets and lease liabilities for the period ended March 31, 2023, is as follows:

	Right-of-use assets
	Pipelines	Lands and buildings	Plant and equipment	Vehicles	Right-of- use assets	Lease liabilities (Note 20.1)
Balance as of December 31, 2022	96,234	244,058	119,534	167,987	627,813	1,212,346
Additions	8,127	3,820	26,392	4,411	42,750	42,750
Amortization of the period	(6,925)	(16,402)	(17,930)	(32,241)	(73,498)	-
Remeasurements (1)	(162)	3,869	2,398	1,177	7,282	7,173
Disposals	(228)	(1,255)	(640)	(68)	(2,191)	(2,565)
Finance cost	-	-	-	-	-	27,259
Payment of capital	-	-	-	-	-	(101,693)
Payment of interests	-	-	-	-	-	(23,233)
Reclassifications/transfers	-	-	(1,060)	1,060	-	1,168
Exchange difference	(1,177)	(2,986)	(1,041)	(2,876)	(8,080)	(5,091)
Balance as of March 31, 2023 (Unaudited)	95,869	231,104	127,653	139,450	594,076	1,158,114

(1)	Corresponds mainly to updating rates and conditions in lease contracts.

16.	Intangible assets

The movement of intangibles assets for the period ended March 31, 2023, with their corresponding amortizations, is as follows:

	Licenses and software	Other intangibles	Concessions and rights	Easements (1)	Total
Cost
Balance as of December 31, 2022	1,512,614	1,282,751	17,568,081	1,637,445	22,000,891
Additions	15,478	1,138	186,736	2,800	206,152
Disposals	(71)	-	-	(686)	(757)
Foreign currency translation	(13,365)	(27,556)	(707,630)	(21,138)	(769,689)
Reclassifications/transfers	16,442	-	16	9,497	25,955
Balance as of March 31, 2023 (Unaudited)	1,531,098	1,256,333	17,047,203	1,627,918	21,462,552

Accumulated amortization
Balance as of December 31, 2022	(884,160)	(446,646)	(2,394,082)	(129,398)	(3,854,286)
Amortization of the period	(45,566)	(6,531)	(189,452)	(2,116)	(243,665)
Disposals	28	-	-	-	28
Foreign currency translation	9,313	14,547	153,537	834	178,231
Reclassifications/transfers	66	-	-	-	66
Balance as of March 31, 2023 (Unaudited)	(920,319)	(438,630)	(2,429,997)	(130,680)	(3,919,626)

Balance as of December 31, 2022	628,454	836,105	15,173,999	1,508,047	18,146,605
Balance as of March 31, 2023 (Unaudited)	610,779	817,703	14,617,206	1,497,238	17,542,926

(1)	Easements are acquired rights for the passage of its operating assets, mainly electric power transmission lines. These assets are acquired in perpetuity, so they do not have a specific term or contractual limit established and the right is maintained over time.

17.	Impairment of non-current assets

According to the behavior of the key market assumptions, as of March 31, 2023, no factors or circumstances were identified that indicate that the book value of its assets exceed its recoverable value, considering the market conditions, the international prices and indicators of crude oil and products, and the geopolitical context. However, there is a movement for impairment of property, plant, and equipment for $91 in Refinería de Cartagena S.A.S. and other assets for $1 in Invercolsa.

18

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements
March 31, 2023
(Figures expressed in millions of Colombian pesos, unless otherwise stated)

18.	Goodwill

	March 31,	December 31,
	2023	2022
	(Unaudited)
Interconexión Eléctrica S.A. E.S.P.	3,672,219	3,755,835
Oleoducto Central S.A.	683,496	683,496
Hocol Petroleum Ltd	537,598	537,598
Invercolsa S.A.	434,357	434,357
Andean Chemical Limited	127,812	127,812
Esenttia S.A.	108,137	108,137
	5,563,619	5,647,235
Less Impairment Hocol Petroleum Ltd	(537,598)	(537,598)
Total	5,026,021	5,109,637

19.	Loans and borrowings

19.1.	Composition of loans and borrowings

	Interest rate*		March 31,	December 31,
	2023	2022	2023	2022
			(Unaudited)
Local currency
Bonds	10.4%	9,8%	4,983,914	4,965,653
Syndicate loans	12.4%	11,5%	331,958	388,518
Lease liabilities (1)	6.9%	8,0%	822,109	844,734
Commercial loans and others	10.8%	10,3%	1,672,841	1,782,944
			7,810,822	7,981,849
Foreign currency
Bonds (2)	6.5%	6.0%	85,903,562	82,432,647
Commercial and syndicate loans	4,5%	4.6%	21,515,030	23,537,675
Loans from related parties (Nota 30)	6.0%	5.9%	796,782	815,056
Lease liabilities (1)	6.0%	6.0%	336,005	367,612
			108,551,379	107,152,990
			116,362,201	115,134,839
Current			16,257,368	22,198,583
Non-current			100,104,833	92,936,256
			116,362,201	115,134,839

* Weighted average effective interest rate for the end of each period.

(1)	Corresponds to the present value of the payments to be made during the term of the operating lease contracts for pipelines, tanks, real estate, and vehicles, recognized because of the implementation of IFRS 16 – Leases. See Note 16 (Note 15).
(2)	The increase corresponds to the issuance of bonds in Ecopetrol S.A. for USD$2,000 million in January 2023, partially offset by the repurchase of international bonds maturing in September 2023 for USD$978 million.

During 2023, loans for $10,895,757 were acquired mainly in Ecopetrol S.A. for $9,666,450 and Interconexión Eléctrica S.A. E.S.P. for $1,210,849.

According to the strategy of Ecopetrol Business Group in the integral management of loans and borrowings and their maturities, during 2023, payments for $7,335,150 were made mainly in Ecopetrol S.A. for $6,736,532, including the repurchase of bonds and commercial credits, and Interconexión Eléctrica S.A. E.S.P. for $507,609.

19

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements
March 31, 2023
(Figures expressed in millions of Colombian pesos, unless otherwise stated)

19.2.	Fair value

The fair value of the financial obligations is $116,704,092 y $106,509,947 as of March 31, 2023 (unaudited) and December 31, 2022, respectively.

19.3.	Maturity

The following is the maturity profile of loans and borrowings as of March 31, 2023:

	Up to 1 year	1 - 5 years	5-10 years	> 10 years	Total
Local currency
Bonds	713,591	1,301,270	1,324,480	1,644,573	4,983,914
Syndicate loans	252,212	79,746	-	-	331,958
Lease liabilities	129,653	390,135	301,134	1,187	822,109
Commercial loans and others	253,612	810,342	586,999	21,888	1,672,841
	1,349,068	2,581,493	2,212,613	1,667,648	7,810,822
Foreign currency
Bonds	8,385,724	29,064,338	27,492,928	20,960,572	85,903,562
Syndicate loans	1,751,373	3,726,080	-	-	5,477,453
Commercial loans	3,852,671	11,017,800	830,896	336,210	16,037,577
Lease liabilities	121,750	187,066	27,189	-	336,005
Loans from related parties	796,782	-	-	-	796,782
	14,908,300	43,995,284	28,351,013	21,296,782	108,551,379
Balance as of March 31, 2023 (Unaudited)	16,257,368	46,576,777	30,563,626	22,964,430	116,362,201

19.4.	Loans designated as hedging instrument

As of March 31, 2023 (unaudited), Ecopetrol has designated USD$14,486 million of debt in foreign currency as a hedging instrument; of which, USD$8,914 million correspond to the hedge of investments in companies with dollar functional currency and USD$5,572 million to the cash flow hedge for future crude oil exports. See Notes 29.3 and 29.4.

19.5.	Guarantees and covenants

As of March 31, 2023 (unaudited), the total value of the current guarantees provided by Interconexión Eléctrica S.A. E.S.P. and its companies, within the framework of the definition of paragraph 14 of IFRS 7, used to support growth in its different business units and ensure strategic commercial and operational viability amount to $24,722,342, mainly in: a) Chile for $18,617,880 in ISA Intervial, Ruta de la Araucaria, Ruta del Maipo, Ruta del Loa, Ruta de los Ríos, and ISA Interchile, b) Brazil in ISA CTEEP for $3,425,462, and c) Colombia in Ruta Costera for $2,679,000.

ISA and its companies have commitments (covenants) related to the delivery of periodic financial information and the fulfillment of the obligations originated in the credit contracts with the financial entities, the Ministry of Public Works of Chile, the bondholders, the rating agencies risks, auditors, and municipalities, among others. From December 31, 2022 to the reporting date, there have only been changes in the covenants of CTEEP and its subsidiaries, which have financing contracts with covenants calculated based on indebtedness ratios.

20

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements
March 31, 2023
(Figures expressed in millions of Colombian pesos, unless otherwise stated)

20.	Trade and other payables

	March 31,	December 31,
	2023	2022
	(Unaudited)
Current
Dividends payable (1)	26,272,478	392,346
Suppliers	12,927,680	15,034,677
Withholding tax	1,739,449	1,896,128
Partner’s advances	904,265	1,164,197
Insurance and reinsurance	257,176	330,363
Deposits received from third parties	167,806	162,338
Agreements in transport contracts	99,885	115,526
Related parties (Note 30)	62,131	67,879
Hedging operations	13,948	4,311
Various creditors	592,294	769,939
	43,037,112	19,937,704

Non-current
Suppliers	32,062	28,425
Deposits received from third parties	-	331
Various creditors	18,711	28,300
	50,773	57,056

(1)	Corresponds mainly to dividends payable by Ecopetrol S.A. for $24,385,867 (2022: $3,667), Interconexión Eléctrica S.A. $1,547,725 (2022: $366,999), Inversiones de Gases de Colombia S.A. $146,673 (2022: $21,680), Oleoducto de los Llanos Orientales S.A. $137,032, and Oleoducto de Colombia S.A. $55,181.

The book values of trade accounts and other accounts payable approximate their fair values due to the short-term nature of these accounts.

21.	Provisions for employees’ benefits

	March 31,	December 31,
	2023	2022
	(Unaudited)
Post-employment benefits
Health	8,260,413	8,140,648
Pension	1,282,136	2,073,562
Education	397,073	405,769
Bonds	345,893	399,114
Other plans	132,024	115,136
Termination benefits - Voluntary retirement plan	716,377	772,133
	11,133,916	11,906,362
Social benefits and salaries	1,091,126	970,598
Other long-term benefits	85,832	88,279
	12,310,874	12,965,239
Current	2,871,794	2,753,697
Non-current	9,439,080	10,211,542
	12,310,874	12,965,239

21

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements
March 31, 2023
(Figures expressed in millions of Colombian pesos, unless otherwise stated)

21.1.	Plans assets

The assets of the plan are represented by the resources delivered to the Autonomous Pension Funds for the payment of the pension liability of the obligations for pension and pension bonds; what concerns health and education oversees Ecopetrol S.A. and XM. The destination of the resources of the autonomous patrimonies, as well as their yields, cannot be changed or returned to the Group until all the obligations are fulfilled.

Plan asset balance is $11,323,979 and $10,398,810 as of March 31, 2023 (unaudited) and December 31, 2022, respectively. 53,55% (2022 – 53.76%) are fair value level 1 and 46.45% (2022 – 46.24%) are under level 2 category.

22.	Accrued liabilities and provisions

	Abandonment and dismantling costs	Litigations	Environmental contingencies and others	Total
Balance as of December 31, 2022	10,006,028	898,251	1,852,215	12,756,494
Abandonment cost update	6,690	-	-	6,690
Additions (1)	-	9,778	191,474	201,252
Uses	(117,445)	(58,102)	(45,295)	(220,842)
Financial cost	117,137	3,426	4,587	125,150
Foreign currency translation	(38,424)	(12,567)	(25,561)	(76,552)
Transfers	-	-	29,693	29,693
Balance as of March 31, 2023 (Unaudited)	9,973,986	840,786	2,007,113	12,821,885

Current	826,571	93,897	492,940	1,413,408
Non-current	9,147,415	746,889	1,514,173	11,408,477
	9,973,986	840,786	2,007,113	12,821,885

(1)	Mainly includes the recognition of provisions related to potential liabilities, various, and mandatory environmental provision in Ecopetrol S.A.

22.1.	Contingencies

Refinería de Cartagena S.A.S

1.	Court of arbitration

On April 29, 2023, the International Chamber of Commerce extended the time for the arbitration process to November 20, 2023.

Once the arbitration process is completed, the filing of an annulment appeal may proceed. There have been no changes to the process since December 31, 2022.

2.	Investigations of control entities

Office of the Comptroller General:

PRF-80011-2018-33300

At present, the process is pending imputation or archiving.

In this process, the Refinería de Cartagena was considered an affected entity.

22

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements
March 31, 2023
(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Prosecutor’s Office:

Process 1 – No. 110016000101201600023 - MOA - PIP and EPC

This process is being carried out against some ex-members of the Board of Directors and ex-workers of the Cartagena Refinery, workers of the Chicago Bridge and Iron Company (CB&I) and the Statutory Auditor of the Cartagena Refinery between 2013 and 2015, for the crimes of improper interest in the execution of contracts, embezzlement by appropriation in favor of third parties, illicit enrichment of individuals in favor of third parties and ideological falsehood in public documents.

On March 29, 2022, a hearing was held to lift the house arrest measure for Felipe Laverde Concha and on April 5, 2023, the 34th Municipal Criminal Court with a Function of Guarantees granted him freedom due to the expiration of terms.

From July 25 to 29, 2022, the preparatory hearing was held, where the interlocutory order of decree of evidence was issued, against which the defenders filed appeals. The appeals were granted and will be resolved by the Superior Court of Bogotá.

There have been no changes to the process since December 31, 2022.

Process 2 – No. 110016000101201800132 Business line

This process is being carried out against ex-members of the Board of Directors and an ex-employee of the Refinería de Cartagena for the crimes of aggravated unfair administration and obtaining a false public document.

On November 18, 2019, the preparatory trial hearing was installed, which has been resumed on several occasions, but to date it is suspended pending rescheduling.

No changes occurred in the status of this litigation since December 31, 2022.

Process 3 – No. 110016000101201800134 - Subscription of the PMC Contract - Foster Wheeler

This process is carried out against two ex-workers of Refinería de Cartagena who acted as ex-President in property and ex-President in charge, for the crime of entering a contract without legal requirements.

On August 18, 2022, a sentence was handed down imposing the minimum sentence for the crime charged, equivalent to 64 months in prison and a fine of 66.66 current monthly legal minimum salaries in Colombia (SMLMV as its acronym in Spanish). On August 25, 2022, the defenders supported the appeal, and the parties were notified for declaration.

The defendants will remain free until the appeals are resolved and, if applicable, the extraordinary appeal before the Supreme Court of Justice.

No changes occurred in the status of this litigation since December 31, 2022.

23

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements
March 31, 2023
(Figures expressed in millions of Colombian pesos, unless otherwise stated)

23.	Equity

23.1.	Subscribed and paid-in capital

Ecopetrol’s authorized capital is $36,540,000, and is divided in 60,000,000,000 ordinary shares, of which 41,116,694,690 have been subscribed, represented by 11.51% (4,731,906,273 shares) of non-government entities and people, and 88.49% (36,384,788,417 shares) held by Government entities. The value of the reserve shares amounts to $11,499,933 comprised by 18,883,305,310 shares. As of March 31, 2023, and December 31, 2022, subscribed and paid-in capital is $25,040,067. There is no potential dilution of shares.

23.2.	Additional and paid-in capital

As of March 31, 2023, the balance of the additional and paid-in capital is $6,607,699 and it mainly corresponds to: (i) surplus with respect to its nominal value derived from the sale of shares upon capitalization in 2007, for $4,457,997, (ii) surplus over nominal value arising from the sale of shares awarded in the second round, which took place in September 2011, in the amount of $2,118,468, (iii) $31,377 the value generated by the process of placing the shares on the secondary market, arising from the calling of guarantees from debtors in arrears, according to the provisions of Article 397 of the Code of Commerce, and (iv) additional paid-in capital receivable of $(143).

23.3.	Equity reserves

	March 31,	December 31,
	2023	2022
	(Unaudited)
Legal reserve	9,747,885	6,407,256
Fiscal and statutory reserves	509,082	509,082
Occasional reserves (1)	7,665,758	1,982,295
Total	17,922,725	8,898,633

Ecopetrol's General Shareholders' Meeting, held on March 31, 2023, approved the 2022 profit distribution project, and recognized a reserve of $7,665,758 to support financial sustainability of the Company and flexibility in the development of its strategy.

The movement of the equity reserves in the periods ended March 31, is the following:

	March 31,	December 31,
	2023	2022
	(Unaudited)
Opening balance	8,898,633	10,624,229
Release of reserves	(2,491,377)	(5,886,441)
Appropriation of reserves	11,515,469	11,068,450
Dividends declared	-	(6,907,605)
Closing balance	17,922,725	8,898,633

23.4.	Retained earnings and payment of dividends

The Group distributes dividends based on Ecopetrol and subsidiaries’s separate financial statements, prepared under International Financial Reporting Standards accepted in Colombia (NCIF, as its acronym in Spanish).

The Ordinary General Assembly of Shareholders of Ecopetrol S.A., held on March 31, 2023, approved the profit distribution project for fiscal year 2022 and defined the distribution of dividends in the amount of $24,382,200. (2022: $11,512,675).

24

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements
March 31, 2023
(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The payment of dividends is as follows:

	March 31,	March 31,
	2023	2022
	(Unaudited)
Oleoducto Central S.A. - Ocensa	226,880	181,889
Invercolsa S.A.	29	-
Oleoducto de los Llanos Orientales S.A.	-	42,147
Interconexión Eléctrica SA ESP	15	49,615
Total	226,924	273,651

23.5.	Other comprehensive income

The following is the composition of the other comprehensive results attributable to the shareholders of the parent company, net of deferred income tax:

	March 31,	December 31,
	2023	2022
	(Unaudited)
Foreign currency translation and others	26,650,390	28,621,427
Hedges of a net investment in a foreign operation	(8,217,494)	(9,219,270)
Gains and loss on defined benefit obligation	(813,854)	(1,331,361)
Cash flow hedging – Future crude oil exports	(1,764,660)	(2,528,173)
Cash flow hedging – Derivative financial instruments	(19,269)	1,290
Financial instruments measured at fair value	7,428	3,076
	15,842,541	15,546,989

23.6.	Earnings per share

	March 31,	March 31,
	2023	2022
	(Unaudited)
Profit attributable to Ecopetrol’s shareholders	5,660,425	6,572,640
Weighted average number of outstanding shares	41,116,694,690	41,116,694,690
Net basic earnings per share (Colombian pesos)	137.7	159.9

25

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements
March 31, 2023
(Figures expressed in millions of Colombian pesos, unless otherwise stated)

24.	Revenue from contracts with customers

	Three-month period ended March 31,
	2023	2022
	(Unaudited)
National sales
Mid-distillates (1)	9,301,290	7,084,088
Gasolines (1)	6,647,160	5,793,900
Natural gas (2)	1,189,010	918,625
Services	852,688	780,286
Electric power transmission services (3)	682,923	605,302
Plastic and rubber	372,049	406,486
L.P.G. and propane	251,738	231,887
Fuel gas Service	245,590	195,561
Asphalts	220,836	173,730
Aromatics	94,422	73,901
Roads and construction services (3)	89,831	68,674
Polyethylene	83,190	63,937
Crude oil	61,784	56,872
Fuel oil	9,654	870
Other income – Gas contracts	177	-
Other products	161,920	159,635
	20,264,262	16,613,754
Foreign sales
Crude oil (2)	13,060,673	12,416,032
Electric power transmission services (3)	1,591,933	1,218,205
Roads and construction services (3)	1,364,556	750,382
Diesel	1,143,373	-
Fuel oil	780,081	627,466
Plastic and rubber	439,970	553,568
Gasolines	100,825	-
L.P.G. and propane	85,272	49,882
Natural gas	44,661	31,738
Cash flow hedging (4)	(535,302)	(315,264)
Other products (5)	513,275	526,981
	18,589,317	15,858,990
	38,853,579	32,472,744

(1)	Includes the value corresponding to the application of Resolution 180522 of March 29, 2010, and other regulations that modify and add to it (Decree 1880 of 2014 and Decree 1068 of 2015), which establishes the procedure to recognize the subsidy for refiners and importers of regular motor gasoline and ACPM, and the methodology for calculating the net position (value generated between the parity price and the regulated price, which can be positive or negative). As of March 31, 2023, the value recognized for price differential corresponds to $7,894,314 (2022: $6,160,572).

(2)	With the implementation of the IAS 16 Amendment on the management of the sale of products obtained in the project stage or extensive tests mandatory as of January 1, 2022, the Group recognizes as of that date, the income received from the product of the sale of hydrocarbons in the stage prior to their declaration of commerciality of the oil fields. The cost related to these revenues is disclosed in Note 25 – Cost of sales. As of March 31, 2023, the value recognized for extensive tests is as follows: natural gas for national sales $10,339 (2022: $10,453) and crude oil for foreign sales $31,052 (2022: $20,161).

(3)	Corresponds to the income derived from the energy transmission and road concession contracts of Interconexión Eléctrica S.A. E.S.P.

(4)	Includes the result of hedges for future exports (Note 29.3) for $(519,606) (2022: (134,713)) and operations with derivative financial instruments for $(15,696) (2022: (180,551)).

(5)	Includes income from telecommunications services and the sale of asphalt, and other products.

26

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements
March 31, 2023
(Figures expressed in millions of Colombian pesos, unless otherwise stated)

25.	Cost of sales

	Three-month period ended March 31,
	2023	2022
	(Unaudited)
Costs variables
Imported products (1)	7,075,240	7,685,039
Purchases of crude in associations and concessions	3,695,514	3,303,240
Hydrocarbon purchases - ANH (2)	1,938,621	1,969,287
Depreciation, depletion, and amortization	1,743,864	1,506,542
Electric Energy	441,628	350,829
Gas royalties in cash	402,721	305,080
Hydrocarbon transportation services	374,161	253,912
Processing materials	336,411	248,536
Purchases of other products and gas	319,252	258,874
Services contracted in association	78,083	79,166
Extensive tests (3)	20,368	11,032
Others (4)	665,017	(2,400,392)
	17,090,880	13,571,145
Fixed cost
Depreciation and amortization	1,265,546	1,072,953
Labor costs	962,283	782,158
Maintenance	933,939	706,445
Construction services	750,743	419,155
Contracted services	726,253	579,672
Contracted services in associations	362,749	333,584
Taxes and contributions	294,393	227,877
Materials and operating supplies	196,810	130,817
Hydrocarbon transportation services	59,414	44,533
General costs	135,137	69,419
	5,687,267	4,366,613
	22,778,147	17,937,758

(1)	Imported products correspond mainly to middle distillates and gasoline, the variation is due to a lower requirement due to the greater operation in refineries.

(2)	Corresponds mainly to royalty crude purchases made by Ecopetrol S.A. from the National Hydrocarbons Agency (ANH), derived from national production.

(3)	Corresponds to the cost related to revenue from the sale of hydrocarbons (Note 24 – Revenue from contracts with customers), obtained in the exploration stage or extensive tests prior to the declaration of commerciality of the oil fields. This accounting recognition is the result of the application of the IAS 16 Amendment, mandatory as of January 1, 2022.

(4)	It corresponds to: i) the process of use and valuation of core inventories, ii) measurement at net realizable value (VNR), and iii) other capitalizable charges to projects.

27

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements
March 31, 2023
(Figures expressed in millions of Colombian pesos, unless otherwise stated)

26.	Administrative, operation and project expenses

	Three-month period ended March 31,
	2023	2022
	(Unaudited)
Administration expenses
General expenses	466,442	369,144
Labor expenses	455,095	382,279
Depreciation and amortization	126,467	104,024
Taxes	33,110	26,914
	1,081,114	882,361
Operation and project expenses
Commissions, fees, freights, and services	406,668	269,844
Exploration expenses	249,197	92,960
Taxes	208,701	152,439
Labor expenses	98,278	89,958
Fee for regulatory entities	75,581	41,034
Maintenance	31,537	26,595
Depreciation and amortization	26,891	25,919
Other	18,067	46,332
	1,114,920	745,081

27.	Other operating (expense) income

	Three-month period ended March 31,
	2023	2022
	(Unaudited)
Litigation and contingencies	(132,361)	(58,397)
Loss on sale of assets	(10,224)	(300,415)
Impairment of current assets	(23,051)	(22,688)
Other income	7,109	7,193
	(158,527)	(374,307)

28

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements
March 31, 2023
(Figures expressed in millions of Colombian pesos, unless otherwise stated)

28.	Financial results

	Three-month period ended March 31,
	2023	2022
	(Unaudited)
Finance income
Yields and interests	553,488	158,797
Results from financial assets	82,648	39,446
Gain on derivative settlement	4,393	-
Other financial income	33,563	31,989
	674,092	230,232
Financial expenses
Financial cost of loans and borrowings	(1,738,514)	(1,098,516)
Financial cost of other liabilities (1)	(618,853)	(451,799)
Results from financial assets	(38,031)	(44,059)
Other financial expenses	(32,508)	(206,926)
	(2,427,906)	(1,801,300)
Foreign exchange
Foreign exchange loss	248,217	47,203
	248,217	47,203
	(1,505,597)	(1,523,865)

(1)	It includes the financial expense for the updating of the liability for abandonment costs, and the interest, net of post-employment benefits and other long-term employee benefits.

29.	Risk management

29.1.	Exchange rate risk

The Group operates both in the local (Colombia) and international markets, for this reason, it is exposed to exchange rate risk, to a greater extent due to fluctuations in exchange rates, especially the peso/US dollar rate.

As of March 31, 2023, the Colombian peso appreciated 3.41% from a closing rate of $4,810.20 on December 31, 2022, to $4,646.08 pesos per dollar. When the Colombian peso depreciates, export revenues, when converted to pesos, increase, and imports and foreign debt service become more expensive.

29

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements
March 31, 2023
(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The book values of financial assets and liabilities denominated in foreign currency are presented in the following table:

(USD$ Millions)	March 31,	December 31,
	2023	2022
	(Unaudited)

Cash and cash equivalents	440	615
Other financial assets	1,235	955
Trade receivables and payables	(482)	(392)
Loans and borrowings	(16,794)	(16,113)
Other assets and liabilities	194	202
Net liability position	(15,407)	(14,733)

Of the total net position, USD$(14,514) million correspond to net liabilities of companies with Colombian peso functional currency, of which USD$(14,486) correspond to loans used as hedging instruments whose valuation is recognized in other comprehensive income, the exchange difference valuation of the remaining net liabilities for USD$(28) million affects the statement of profit and loss. Likewise, USD$(893) million of the net position correspond to monetary assets and liabilities of Group companies with a functional currency other than the Colombian peso, whose valuation is recognized in the profit or loss statement.

29.2.	Sensitivity analysis for exchange rate risk

The following is the effect that a variation of 1% and 5% would have in the exchange rate of Colombian pesos against the U.S. United States dollar, related to the exposure of financial assets and liabilities in foreign currency as of March 31, 2023:

Scenario/ variation in the exchange rate	Effect on income before taxes +/-	Effect on other comprehensive income +/
1%	44,315	696,793
5%	221,574	3,483,963

29.3.	Cash flow hedge for future exports

To express in the consolidated financial statements, the effect of the existing natural hedge between exports and indebtedness, understanding that the exchange rate risk materializes when exports are made, on March 31, 2015, the Board of Directors designated the sum of USD$5,440 million of Ecopetrol's debt as a hedging instrument for its future revenues from crude oil exports, for the period 2015 – 2023. As of March 31, 2023, the current balance of this hedging corresponds to USD$1,300 million.

In 2022 and 2021 an additional USD$4,272 million were designated as a hedging instrument for its future revenues from crude oil exports, for the period 2022 – 2030; in accordance with IFRS 9 – Financial Instruments.

30

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements
March 31, 2023
(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The following is the movement of this non-derivative hedging instrument:

(USD$ Millions)	March 31,	December 31,
	2023	2022
	(Unaudited)

Opening balance	5,572	4,972
Reassignment of hedging instruments	731	1,879
Realized exports	(731)	(1,879)
Designation of new hedges	-	600
Closing balance	5,572	5,572

The following is the movement in the other comprehensive income:

	March 31,	December 31,
	2023	2022
	(Unaudited)

Opening balance	2,528,173	1,103,991
Exchange difference	(914,476)	4,317,263
Realized exports (Note 22)	(519,606)	(1,280,411)
Ineffectiveness	6,013	(6,625)
Deferred tax	664,556	(1,606,045)
Closing balance	1,764,660	2,528,173

The expected reclassification of exchange differences accumulated in other comprehensive income to profit or loss is as follows:

Year	Before taxes	Taxes	After taxes
2023	1,109,284	(516,208)	593,076
2024	723,731	(336,790)	386,941
2025	719,468	(334,806)	384,662
2026	708,730	(329,809)	378,921
2027	12,557	(5,843)	6,714
2028	12,158	(5,658)	6,500
2029	11,397	(5,304)	6,093
2030	3,280	(1,527)	1,753
	3,300,605	(1,535,945)	1,764,660

29.4.	Hedge of a net investment in a foreign operation

The Board of Directors approved the application of hedge accounting of net investment from June 8, 2016. The measure seeks to reduce the volatility of non-operating income due to the exchange difference. The hedge of a net investment applies to a portion of the investments the Company has in foreign currency, in this case in subsidiaries with the US dollars as their functional currency, using as hedging instrument a portion of the Company’s debt denominated in U.S. dollars.

As of March 31, 2023, the total hedged balance is USD$8,914 million; which includes: i) Ecopetrol S.A. USD$8,631 million and ii) ISA Colombia for USD$283 million in hedge of net investment in the companies ISA REP, ISA Perú, Consorcio Transmantaro (CTM) and Proyectos de Infrastructura del Perú (PDI).

31

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements
March 31, 2023
(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The following is the movement in the other comprehensive income:

	March 31,	December 31,
	2023	2022
	(Unaudited)

Opening balance	9,354,071	4,366,336
Exchange difference	(1,477,012)	7,526,124
Deferred tax	398,724	(2,538,389)
Closing balance	8,275,783	9,354,071

29.5.	Commodity Price risk

The price risk of raw materials is associated with the Group’s operations, both exports and imports of crude oil, natural gas, and refined products. To mitigate this risk, the Group has implemented hedges to partially protect the results from price fluctuations, considering that part of the financial exposure under contracts for the purchase of crude oil and refined products depends on the international oil prices.

The risk of such exposure is partially hedged in a natural way, as an integrated Group (with operations in the exploration and production, transportation and logistics and refining segments) and carries out both crude exports at international market prices and sales of refined products at prices correlated with international prices.

The Group has a policy for the execution of (strategic and tactical) hedges and implemented processes, procedures, and controls for their management.

The main purpose of the strategic hedging program is to protect the Group’s consolidated financial statements from the volatility of market variables in each period, to protect income and thus cash flow. During 2022, a hedging plan was executed to protect the cash against low price scenarios below the budget base price, in this sense, put options were purchased. There is not balance of these financial instruments as of March 31, 2023, and December 31, 2022.

On the other hand, tactical hedges allow to capture value in trading operations and Asset Backed Trading (ABT), thereby mitigating the market risk of specific operations. In the trading activity, commitments in physical spot and forward contracts could represent an exposure to commodity price risk, in particular the risk associated with the volatility of the price of crude oil and refined products. Although this exposure is part of the natural risk of the production, refining, and marketing activity made by Ecopetrol, sometimes marketing, to maximize value capture, can concentrate the exposure to risk in terms of time and/or or indicator that differs from the Company's natural price risk profile. As of the date of this report, Ecopetrol S.A. recognizes a total net liability position in swaps for $885 (December 2022: liability $28,519) and Ecopetrol Trading Asia PTE. LTD, a total net asset position in swaps for $26,753. These transactions with derivatives are recognized under cash flow hedge accounting.

29.6.	Risk and opportunities related to climate

The Ecopetrol Business Group made progress in the process of identifying and assessing physical and transition climate risks, considering short, medium, and long-term climate scenarios. Physical and transition risks are often seen as opposites. The greatest transition risks are associated with the most aggressive reduction policies, with the goal of reaching net zero emissions, while the physical risks are greater in the lax policy scenarios, in which the increase in emissions is expected to cause more extreme weather events. For this reason, the IEA (International Energy Agency), the IPCC (Intergovernmental Panel on Climate Change), and the SSP (Shared Socioeconomic Pathways) have developed multiple future climate scenarios that reflect a series of political decisions and climate outcomes.

•	Physical risks: related to the Company's exposure and vulnerability to the impacts of climate change and climate variability in Colombia, which could affect the availability of water and increase the exposure of assets and operations to possible damage.

32

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements
March 31, 2023
(Figures expressed in millions of Colombian pesos, unless otherwise stated)

o	For the case of Ecopetrol S.A., the Company executed the analysis and the identification of seven (7) physical risks related to chronic threats (drought and thermal stress) and acute threats (precipitation, coastal flooding, fluvial flooding, fires, and winds) at 95 points associated with the company's main assets. The modeling was carried out through Cervest's EarthScan platform, using the following IPCC scenarios: (i) scenario aligned with the objective of the Paris Agreement (SSP1-RCP2.6), (ii) scenario peak emissions in 2040 (SSP2- RCP4.5), and (iii) business as usual scenario (SSP5- RCP8.5). EarthScan uses regional climate models with diverse data sets to analyze the physical vulnerability of assets, relative to the potential impact of climate hazards. The probability and severity of climatic events are estimated up to 2100. In addition, there is a vulnerability analysis for climate variability scenarios associated with the “El Niño” phenomena and its opposite phase “La Niña”. The frequency and intensity of these phenomena have been increasing in Colombian territory.

•	Transition risk: related to the challenges that the company has identified to move towards a low-carbon, sustainable and competitive operation. The following are the identified risks:

o	Regulatory risk, associated with regulatory changes that may directly affect the Company in the short and medium term. Among the regulatory changes, the following can be highlighted: (i) new information requirements for the application or modification of current and future licenses (GHG emissions, vulnerability and climate risks analysis, adaptation measures, among others), of which Ecopetrol Business Group could not have the information available, (ii) new regulations for the detection and repair of leaks, flaring, and venting of gas, (iii) disclosure requirements on environmental and social matters by the Financial Superintendence of Colombia, (iv) new requirements for project verification, (v) greater limitations on the use of offsetting to meet decarbonization goals, among others.

o	Legal risk, associated with the negative reactions and lawsuits against the climate action of Ecopetrol Business Group

o	Risk of assets trapped in the traditional business of hydrocarbon production, transportation, and refining, considering factors such as fuel demand prospects and asset profit horizons.

o	Market risk, related to the change in preferences in the use of low-carbon products in the long term, which implies a risk for the Company of not being able to meet market demand and of not advancing effectively in the development of these products and cost impact due to carbon price change.

o	Reputational risk, associated with the impossibility of responding in a timely way to the expectations and demand of investors and other interest groups to establish ambitious objectives regarding climate change, which would affect the image of the Company.

o	Technological risk, associated with the negative effects on the profitability of the business if there is no preparation and capacity to adapt to new technologies because of the transition process.

Ecopetrol S.A. defined a modeling exercise that prioritized market and regulatory risk, for the upstream segment, using the following analysis routes: (i) quantification of the impact on revenues derived from a changing demand for hydrocarbons, (ii) quantification of the impact in costs due to changes in carbon prices, and (iii) quantification of the financial repercussions derived from higher abatement costs associated with limitations on the use of offsets. The model used the International Energy Agency WEO 2022 scenarios: (i) Net Zero Emissions (NZE), (ii) Announced Pledges Scenario (APS), and (iii) Stated Policies Scenario (STEPS). The portfolio's resilience was evaluated by comparing the net present value of future cash flows from the IEA scenarios with the net present value of Ecopetrol's base case. In both cases, the hypotheses associated with the analysis routes were applied. The foregoing will be subject to review and assessment to establish the potential impact on the financial and strategic planning of the Company.

33

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements
March 31, 2023
(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The opportunities derive from the analysis of risks associated with the climate, the review of the energy transition scenarios, the implementation of the decarbonization plan and the alignment with the 2040 strategy. Opportunities have been identified related to the diversification of the traditional business, the incorporation into the portfolio of sustainable and low-emission businesses, the diversification in energy power and infrastructure markets, and the strengthening of energy efficiency and renewable energies.

To mitigate the materialization of physical and transition risks, there is a business risk associated with the management of Climate Change and Water, which incorporates mitigation measures related to adaptation to climate variability and change, projects, initiatives, and decarbonization technologies, and financing instruments (internal carbon price, allocation of resources), among others, in addition to key risk indicators associated with the occurrence of extreme weather events, reduction of greenhouse gas emissions and efficiency in the water management. This business risk is updated annually, to include new actions that make it possible to adequately manage the risks associated with the climate.

29.7.	Capital management

The main objective of Ecopetrol Business Group’s Capital Management is to ensure a financial structure that will optimize the Company’s cost of capital, maximize the returns to its shareholders and allow access to financial markets at a competitive cost to cover its financing needs.

The following is the leverage index over the periods reported:

	March 31,	December 31,
	2023	2022
	(Unaudited)
Loans and borrowings (Note 19)	116,362,201	115,134,839
Cash and cash equivalents (Note 6)	(15,497,345)	(15,401,058)
Other financial assets (Note 9)	(2,241,709)	(2,725,871)
Net financial debt	98,623,147	97,007,910
Equity	99,676,237	119,087,050
Leverage (1)	49.73%	44.89%

(1)	Net financial debt / (Net financial debt + Equity)

34

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements
March 31, 2023
(Figures expressed in millions of Colombian pesos, unless otherwise stated)

30.	Related parties

The balances with associated companies and joint ventures as of March 31, 2023 (unaudited), and December 31, 2022 are as follows:

	Accounts receivable	Loans receivable	Other assets	Accounts payable	Loans payable	Other liabilities
Joint ventures
Equion Energía Limited (1)	85	-	104	2,190	796,782	1,588
Ecodiesel Colombia S.A.	3,892	-	-	52,355	-	6
Interligação Elétrica do Madeira S.A.	47,509	-	-	-	-	-
Interligação Elétrica Garanhuns S.A.	-	42	-	-	-	-
Interligação Elétrica Paraguaçu S.A.	17,837	15	-	-	-	-
Interligação Elétrica Aimorés S.A.	14,561	16	-	-	-	-
Interligação Elétrica Ivaí S.A.	-	3,089	-	-	-	-
Transmissora Aliança de Energia Elétrica S.A.	3,530
Derivex S.A.	-	335	-	-	-	-
Associates
Gases del Caribe S.A. E.S.P.	81,265	-	-	-	-	-
Gas Natural del Oriente S.A. E.S.P.	14,205	-	-	6,450	-	-
Gases de la Guajira S.A. E.S.P.	922	-	-	-	-	-
Extrucol S.A.	825	-	-	815	-	-
E2 Energía Eficiente S.A. E.S.P.	8,602	-	-	321	-	-
Balance as of March 31, 2023 (unaudited)	193,233	3,497	104	62,131	796,782	1,594
Current	193,233	3,162	104	62,131	796,782	1,594
Non-current	-	335	-	-	-	-
	193,233	3,497	104	62,131	796,782	1,594
	(Note 7)	(Note 7)	(Note 11)	(Note 20)	(Note 19)

	Accounts receivable	Loans receivable	Other assets	Accounts payable	Loans payable	Other liabilities
Joint ventures
Equion Energía Limited (1)	127	-	1,087	2,004	815,056	2,698
Ecodiesel Colombia S.A.	13,155	-	-	53,821	-	3
Interligação Elétrica do Madeira S.A.	89,505	-	-	-	-	-
Interligação Elétrica Garanhuns S.A.	-	40	-	-	-	-
Interligação Elétrica Ivaí S.A.	-	182	-	-	-	-
Derivex S.A.	-	335	-	-	-	-
Associates
Gas Natural del Oriente S.A. E.S.P.	-	-	-	7,048	-	-
Extrucol S.A.	2	-	-	854	-	-
E2 Energía Eficiente S.A. E.S.P.	7,397	-	-	4,152	-	-
Balance as of December 31, 2022	110,186	557	1,087	67,879	815,056	2,701
Current	110,186	222	1,087	67,879	815,056	2,701
Non-current	-	335	-	-	-	-
	110,186	557	1,087	67,879	815,056	2,701
	(Note 7)	(Note 7)	(Note 11)	(Note 20)	(Note 19)

Loans payable:

(1) Deposits held by Equion in Ecopetrol Capital AG.

35

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements
March 31, 2023
(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The main transactions with related parties for the periods ended March 31, are detailed as follows:

	2023		2022
	Sales and services	Purchases of product and other	Sales and services	Purchases of product and other
	(Unaudited)		(Unaudited)
Joint ventures
Equion Energía Limited	320	9,774	225	1,312
Ecodiesel Colombia S.A.	4,716	148,368	2,104	142,943
	5,036	158,142	2,329	144,255
Associates
Gas Natural del Oriente S.A. E.S.P.	-	10,096	-	8,060
Extrucol S.A.	-	-	3	443
E2 Energía Eficiente S.A. E.S.P.	4	1,045	20,111	171
Serviport S.A.	27,097	363	-	-
	27,101	11,504	20,114	8,674
	32,137	169,646	22,443	152,929

31.	Segments information

The description of the business segments can be seen in note 4.20 of the consolidated financial statements December 31, 2022.

The following information by segments is reported based on the information used by the Board of Directors, as the highest body for making strategic and operational decisions of the business segments. The performance of the segments is based mainly on analyzes of income, costs, expenses, and results for the period generated by each segment, which are monitored periodically.

The information disclosed in each segment is presented net of the transactions carried out between the Group companies.

36

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements
March 31, 2023
(Figures expressed in millions of Colombian pesos, unless otherwise stated)

31.1.	Statement of profit or loss by segment

Below is the profit and loss statement by segment as of and for the periods ended March 31:

	Three-month period ended March 31, 2023 (Unaudited)
	Exploration and Production	Refining and Petrochemicals	Transportation and Logistics	Concessions, electricity transport and roads	Eliminations	Total
Third party sales	13,514,494	20,830,887	770,056	3,910,634	(172,492)	38,853,579
Inter-segment sales	7,112,095	1,753,932	3,214,186	679	(12,080,892)	-
Revenue from contracts with customers	20,626,589	22,584,819	3,984,242	3,911,313	(12,253,384)	38,853,579
Costs of sales	(12,693,632)	(19,694,807)	(982,512)	(1,571,481)	12,164,285	(22,778,147)
Gross profit	7,932,957	2,890,012	3,001,730	2,339,832	(89,099)	16,075,432
Administration expenses	(543,057)	(174,939)	(143,521)	(297,830)	78,233	(1,081,114)
Operation and projects expenses	(719,182)	(371,165)	(77,539)	-	52,966	(1,114,920)
Impairment reversal of non-current assets	-	(92)	-	-	-	(92)
Other operating income (expenses)	(110,821)	(11,345)	1,128	(35,879)	(1,610)	(158,527)
Operating income	6,559,897	2,332,471	2,781,798	2,006,123	40,490	13,720,779
Financial results
Financial income	471,557	69,386	131,944	203,670	(202,465)	674,092
Financial expenses	(997,687)	(411,771)	(92,655)	(1,087,691)	161,898	(2,427,906)
Foreign exchange (loss) gain	435,986	67,533	(49,016)	(206,286)	-	248,217
	(90,144)	(274,852)	(9,727)	(1,090,307)	(40,567)	(1,505,597)

Share of profit of associates and joint ventures	5,459	89,527	-	246,713	-	341,699
Profit before income tax expense	6,475,212	2,147,146	2,772,071	1,162,529	(77)	12,556,881

Income tax expense	(3,812,368)	(786,043)	(984,896)	(9,594)	-	(5,592,901)
Net profit for the period	2,662,844	1,361,103	1,787,175	1,152,935	(77)	6,963,980

Net profit (loss) attributable to:
Owners of the parent	2,690,431	1,298,153	1,446,899	225,019	(77)	5,660,425
Non-controlling interest	(27,587)	62,950	340,276	927,916	-	1,303,555
	2,662,844	1,361,103	1,787,175	1,152,935	(77)	6,963,980

37

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements
March 31, 2023
(Figures expressed in millions of Colombian pesos, unless otherwise stated)

	Three-month period ended March 31, 2022 (Unaudited)
	Exploration and Production	Refining and Petrochemicals	Transportation and Logistics	Concessions, electricity transport and roads	Eliminations	Total
Third party sales	13,519,240	15,757,668	609,636	2,766,356	(180,156)	32,472,744
Inter-segment sales	5,418,762	1,360,588	2,453,063	-	(9,232,413)	-
Revenue from contracts with customers	18,938,002	17,118,256	3,062,699	2,766,356	(9,412,569)	32,472,744
Costs of sales	(9,718,203)	(15,645,098)	(825,065)	(1,077,502)	9,328,110	(17,937,758)
Gross profit	9,219,799	1,473,158	2,237,634	1,688,854	(84,459)	14,534,986
Administration expenses	(435,446)	(162,408)	(106,699)	(239,147)	61,339	(882,361)
Operation and projects expenses	(380,579)	(313,002)	(83,847)	-	32,347	(745,081)
Impairment reversal (loss) of non-current assets	-	(3,592)	-	-	-	(3,592)
Other operating expenses	(338,531)	(5,636)	(8,248)	(21,307)	(585)	(374,307)
Operating income	8,065,243	988,520	2,038,840	1,428,400	8,642	12,529,645
Financial results						-
Financial income	180,529	14,044	18,428	99,810	(82,579)	230,232
Financial expenses	(720,976)	(298,886)	(65,264)	(789,997)	73,823	(1,801,300)
Foreign exchange (loss) gain	133,259	119,085	(150,453)	(54,688)	-	47,203
	(407,188)	(165,757)	(197,289)	(744,875)	(8,756)	(1,523,865)
						-
Share of profit of associates and joint ventures	(547)	53,503	-	149,033	-	201,989
Profit before income tax expense	7,657,508	876,266	1,841,551	832,558	(114)	11,207,769
						-
Income tax expense	(2,667,248)	(347,058)	(654,661)	(214,899)	-	(3,883,866)
Net profit (loss) for the period	4,990,260	529,208	1,186,890	617,659	(114)	7,323,903
						-
Net profit (loss) attributable to:						-
Owners of the parent	5,010,946	487,801	945,826	128,181	(114)	6,572,640
Non-controlling interest	(20,686)	41,407	241,064	489,478	-	751,263
	4,990,260	529,208	1,186,890	617,659	(114)	7,323,903

38

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements
March 31, 2023
(Figures expressed in millions of Colombian pesos, unless otherwise stated)

31.2.	Sales by product

	Sales by product - Segments
	Three-month period ended March 31, 2023 (Unaudited)
	Exploration and Production	Refining and Petrochemicals	Transportation and Logistics	Concessions, electricity transport and roads	Eliminations	Total

National sales
Mid-distillates	-	9,311,097	-	-	(9,807)	9,301,290
Gasolines	-	7,598,599	-	-	(951,439)	6,647,160
Services	50,924	225,335	3,984,242	72,513	(3,480,326)	852,688
Electric power transmission services	-	-	-	682,923	-	682,923
Roads and construction services	-	-	-	89,831	-	89,831
Natural gas	1,499,748	-	-	-	(310,738)	1,189,010
Plastic and rubber	-	372,049	-	-	-	372,049
Fuel gas service	-	248,061	-	-	(2,471)	245,590
Asphalts	16,781	204,055	-	-	-	220,836
L.P.G. and propane	171,793	85,945	-	-	(6,000)	251,738
Crude oil	6,773,446	-	-	-	(6,711,662)	61,784
Aromatics	-	94,422	-	-	-	94,422
Polyethylene	-	83,104	-	-	86	83,190
Other income – Gas contracts	87	-	-	-	90	177
Fuel oil	1,396	8,258	-	-	-	9,654
Extensive testing	-	-	-	-	-	-
Other products	5,234	937,803	-	-	(781,117)	161,920
Cash flow hedging	-	-	-	-	-	-
	8,519,409	19,168,728	3,984,242	845,267	(12,253,384)	20,264,262
Foreign sales
Crude oil	12,501,544	559,129	-	-	-	13,060,673
Diesel	-	1,143,373	-	-	-	1,143,373
Electric power transmission services	-	-	-	1,591,933	-	1,591,933
Construction services	-	-	-	1,364,556	-	1,364,556
Plastic and rubber	-	439,970	-	-	-	439,970
Fuel oil	-	780,081	-	-	-	780,081
Gasolines	-	100,825	-	-	-	100,825
Natural gas	44,661	-	-	-	-	44,661
L.P.G. and propane	85,272	-	-	-	-	85,272
Cash flow hedging	(535,302)	-	-	-	-	(535,302)
Extensive testing	-	-	-	-	-	-
Other products	11,005	392,713	-	109,557	-	513,275
	12,107,180	3,416,091	-	3,066,046	-	18,589,317
	20,626,589	22,584,819	3,984,242	3,911,313	(12,253,384)	38,853,579

39

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements
March 31, 2023
(Figures expressed in millions of Colombian pesos, unless otherwise stated)

	Sales by product - Segments
	Three-month period ended March 31, 2022 (Unaudited)
	Exploration and Production	Refining and Petrochemicals	Transportation and Logistics	Concessions, electricity transport and roads	Eliminations	Total

National sales
Mid-distillates	-	7,091,711	-	-	(7,623)	7,084,088
Gasolines	-	6,794,506	-	-	(1,000,606)	5,793,900
Services	36,471	125,091	3,062,699	60,928	(2,504,903)	780,286
Electric power transmission services	-	-	-	605,302	-	605,302
Roads and construction services	-	-	-	68,674	-	68,674
Natural gas	1,133,799	-	-	-	(215,174)	918,625
Plastic and rubber	-	406,486	-	-	-	406,486
Fuel gas service	-	197,620	-	-	(2,059)	195,561
Asphalts	7,541	166,189	-	-	-	173,730
L.P.G. and propane	156,365	82,030	-	-	(6,508)	231,887
Crude oil	5,390,308	-	-	-	(5,333,436)	56,872
Aromatics	-	73,901	-	-	-	73,901
Polyethylene	-	63,865	-	-	72	63,937
Other income – Gas contracts	-	-	-	-	-	-
Fuel oil	394	476	-	-	-	870
Extensive testing
Other products	5,753	496,214	-	-	(342,332)	159,635
Cash flow hedging	-	-	-	-	-	-
	6,730,631	15,498,089	3,062,699	734,904	(9,412,569)	16,613,754
Foreign sales
Crude oil	12,416,032	-	-	-	-	12,416,032
Diesel	-	-	-	-	-	-
Electric power transmission services	-	-	-	1,218,205	-	1,218,205
Construction services	-	-	-	750,382	-	750,382
Plastic and rubber	-	553,568	-	-	-	553,568
Fuel oil	-	627,466	-	-	-	627,466
Gasolines	-	-	-	-	-	-
Natural gas	31,738	-	-	-	-	31,738
L.P.G. and propane	49,882	-	-	-	-	49,882
Cash flow hedging	(297,643)	(17,621)	-	-	-	(315,264)
Extensive testing
Other products	7,362	456,754	-	62,865	-	526,981
	12,207,371	1,620,167	-	2,031,452	-	15,858,990
	18,938,002	17,118,256	3,062,699	2,766,356	(9,412,569)	32,472,744

32.	Relevant events (unaudited)

There are no subsequent or relevant events to disclose as of the date of issuance of the interim condensed consolidated financial statements.

40

Exhibit 1. Consolidated companies, associates, and joint ventures (Unaudited)

Company	Functional Currency	Ownership Interest Ecopetrol	Activity	Country/ Domicile	Geographic area of operations	Net equity	Profit (loss) for the period	Total assets	Total liabilities
Subsidiaries
Refinería de Cartagena S.A.S.	U.S. Dollar	100%	Hydrocarbons refining, marketing and distribution	Colombia	Colombia	26,480,731	895,498	42,878,818	16,398,087
Cenit transporte y logística de hidrocarburos S.A.S.	Colombian peso	100%	Storage and transportation through hydrocarbon pipelines	Colombia	Colombia	14,024,182	1,468,524	17,916,981	3,892,799
Ecopetrol Global Energy S.L.U.	U.S. Dollar	100%	Investment vehicle	Spain	Spain	15,831,413	185,212	15,831,721	308
Oleoducto Central S.A. - Ocensa	U.S. Dollar	72.65%	Transportation through hydrocarbon pipelines	Colombia	Colombia	4,732,715	785,433	8,484,385	3,751,670
Hocol Petroleum Limited.	U.S. Dollar	100%	Investment vehicle	Bermuda	Bermuda	4,819,364	125,306	5,071,751	252,387
Ecopetrol América LLC.	U.S. Dollar	100%	Hydrocarbons exploration and exploitation	United States of America	United States of America	2,045,242	(11,137)	2,627,667	582,425
Hocol S.A.	U.S. Dollar	100%	Exploration, exploitation, and production of hydrocarbons	Cayman Islands	Colombia	4,228,102	119,895	6,485,786	2,257,684
Esenttia S.A.	U.S. Dollar	100%	Production and commercialization of polypropylene resin	Colombia	Colombia	2,867,982	37,270	3,777,023	909,041
Ecopetrol Capital AG	U.S. Dollar	100%	Collection of surpluses from, and providing funds to, companies of the Ecopetrol Business Group	Switzerland	Switzerland	3,136,659	50,449	11,496,522	8,359,863
Oleoducto Bicentenario de Colombia S.A.S.	Colombian peso	100%	Pipeline transportation of crude oil	Colombia	Colombia	1,040,861	85,784	2,243,115	1,202,254
Oleoducto de Colombia S. A. – ODC	Colombian peso	73%	Pipeline transportation of crude oil	Colombia	Colombia	367,788	123,192	888,555	520,767
Black Gold Re Ltd.	U.S. Dollar	100%	Reaseguradora para compañías del Grupo Empresarial Ecopetrol	Bermuda	Bermuda	1,219,219	13,820	1,445,482	226,263
Andean Chemicals Ltd.	U.S. Dollar	100%	Investment vehicle	Bermuda	Bermuda	2,116,643	29,592	2,117,201	558
Oleoducto de los Llanos Orientales S. A. - ODL	Colombian peso	65%	Pipeline transportation of crude oil	Panama	Colombia	450,645	184,565	1,647,720	1,197,075
Interconexión Eléctrica S.A. E.S.P.	Colombian peso	51.41%	- Provision of the public electricity transmission service - Development of infrastructure projects and their commercial exploitation and - Software development, Information technology and telecommunications activities and services	Colombia	Latin America	28,464,581	828,099	80,124,330	51,659,749

41

Company	Functional Currency	Ownership Interest Ecopetrol	Activity	Country/ Domicile	Geographic area of operations	Net equity	Profit (loss) for the period	Total assets	Total liabilities
Inversiones de Gases de Colombia S.A. Invercolsa S.A.	Colombian peso	51,88%	Holding with investments in transportation and distribution companies of natural gas and LPG in Colombia	Colombia	Colombia	592,035	115,736	780,064	188,029
Alcanos de Colombia S.A. E.S.P. (1)	Colombian peso	29,61%	Provision of the home public service of fuel gas, the construction and operation of gas pipelines, distribution networks, regulation, measurement, and compression stations.	Colombia	Colombia	295,899	34,298	846,156	550,257
Metrogas de Colombia S.A E.S.P. (1)	Colombian peso	33,49%	Provision of the public service of commercialization and distribution of fuel gas; the exploration, exploitation, storage, use, transportation, refining, purchase, sale and distribution of hydrocarbons and their derivatives.	Colombia	Colombia	53,858	6,021	142,306	88,448
Gases del Oriente S.A. E.S.P. (1)	Colombian peso	48,50%	Provision of the home public service of fuel gas distribution and the development of all complementary activities to the provision of said service.	Colombia	Colombia	82,843	18,396	227,984	145,141
Promotora de Gases del Sur S.A. E.S.P. (1)	Colombian peso	31,44%	Promote the linking of national or foreign capital, public or private, to achieve the gas massification project.	Colombia	Colombia	46,025	10,463	103,902	57,877
Combustibles Líquidos de Colombia S.A E.S.P. (1)	Colombian peso	41,61%	Wholesale commercialization of fuel gas, the provision of the home public LPG distribution service and the development of complementary activities to the provision of said service.	Colombia	Colombia	61,354	946	84,785	23,431

42

Company	Functional Currency	Ownership Interest Ecopetrol	Activity	Country/ Domicile	Geographic area of operations	Net equity	Profit (loss) for the period	Total assets	Total liabilities
Ecopetrol USA Inc.	U.S. Dollar	100%	Hydrocarbons exploration and exploitation	United States of America	United States of America	13,579,110	206,628	13,609,232	30,122
Ecopetrol Permian LLC.	U.S. Dollar	100%	Hydrocarbons exploration and exploitation	United States of America	United States of America	9,307,111	215,175	10,716,646	1,409,535
Ecopetrol Oleo é Gas do Brasil Ltda.	Real	100%	Hydrocarbons exploration and exploitation	Brazil	Brazil	2,129,582	(20,168)	2,296,858	167,276
Esenttia Masterbatch Ltda.	Colombian peso	100%	Manufacture of polypropylene compounds and masterbatches	Colombia	Colombia	212,851	58,456	650,379	437,528
Ecopetrol del Perú S. A.	U.S. Dollar	100%	Hydrocarbons exploration and exploitation	Peru	Peru	69,815	608	73,219	3,404
ECP Hidrocarburos de México S.A. de C.V.	U.S. Dollar	100%	Offshore exploration	Mexico	Mexico	52,778	(1,539)	55,160	2,382
Ecopetrol Costa Afuera S.A.S.	Colombian peso	100%	Offshore exploration	Colombia	Colombia	13,099	135	13,229	130
Esenttia Resinas del Perú SAC	U.S. Dollar	100%	Commercialization polypropylene resins and masterbatches	Peru	Peru	17,152	268	44,631	27,479
Topili Servicios Administrativos S de RL De CV.	Mexican pesos	100%	Specialized management services	Mexico	Mexico	(9)	(15)	466	475
Kalixpan Servicios Técnicos S de RL De CV.	Mexican pesos	100%	Specialized services related to oil and gas industry	Mexico	Mexico	180	(18)	185	5
Ecopetrol US Trading LLC	U.S. Dollar	100%	International marketing of crude oil and refined products	United States of America	United States of America	-	-	-	-
Econova Technology & innovation S.L.	U.S. Dollar	100%	Execution of activities related to science, technology, and innovation (ST&I) activities.	Spain	Spain	15	-	15	-
Ecopetrol Singapore PTE. LTD	Singapore dollar	100%	Holding company with investment in an international trading company for crude oil and refined products	Singapore	Asia	380,212	181,853	380,436	224
Ecopetrol Trading Asia PTE. LTD	Singapore dollar	100%	International marketing of crude oil and refined products	Singapore	Asia	380,425	181,883	2,604,308	2,223,883

43

Company	Functional Currency	Ownership Interest Ecopetrol	Activity	Country/ Domicile	Geographic area of operations	Net equity	Profit (loss) for the period	Total assets	Total liabilities
Associates
Gases del Caribe S.A. E.S.P.	Colombian peso	25,40%	Distribution and marketing of natural gas	Colombia	Colombia	501,618	154,601	2,274,370	1,772,752
Gas Natural del Oriente S.A. E.S.P. (1)	Colombian peso	17,91%	Distribution and marketing of natural gas	Colombia	Colombia	94,876	10,326	214,373	119,497
Gases de la Guajira S.A. E.S.P. (1)	Colombian peso	5,36%	Distribution and marketing of natural gas	Colombia	Colombia	57,498	11,078	184,837	127,339
Colombiana de Extrusión S.A. -Extrucol S.A. (1)	Colombian peso	18,16%	Polyethylene pipe and fittings production	Colombia	Colombia	36,992	1,903	88,968	51,976
E2 Energía Eficiente S. A. E.S.P. (1)	Colombian peso	9,92%	Energy services, supply, optimization, development, renovation and innovation of energy resources and infrastructure	Colombia	Colombia	23,353	1,245	92,807	69,454
Serviport S.A. (2)	Colombian peso	49%	Services to support the loading and unloading of oil trucks, supply of equipment for the same purpose, technical inspections, and load measurements	Colombia	Colombia	16,589	(653)	38,776	22,187
Sociedad Portuaria Olefinas y Derivados S.A. (3)	Colombian peso	50%	Construction, use, maintenance, adaptation and administration of port facilities, ports, private docks, or service to the general public	Colombia	Colombia	5,766	193	8,611	2,845

Joint ventures
Equion Energía Limited	U.S. Dollar	51%	Hydrocarbons exploration and exploitation	United Kingdom	Colombia	1,605,560	8,597	1,682,082	76,522
Ecodiesel Colombia S.A. (3)	Colombian peso	50%	Production, commercialization and distribution of biofuels and oleochemicals	Colombia	Colombia	123,871	8,911	240,491	116,620

(1) Indirect participation through Inversiones de Gases de Colombia S.A. - Invercolsa S.A.

(2) Information available as of September 31, 2022, the investment is totally impaired.

(3) Information available as of February 28, 2023.

44

Exhibit 2. Consolidated companies, associates, and joint ventures – Interconexión Eléctrica S.A. E.S.P. (Unaudited)

Company	Activity	Country/ Domicile	Ownership Interest ISA	Assets	Liabilities	Equity	Profit (loss)
Subsidiaries
Consorcio Transmantaro	Electric power	Peru	60.00%	9,000,778	7,054,504	1,946,274	98,109
Interligação Eléctrica Evrecy	Electric power	Brazil	35.82%	286,254	24,454	261,800	(4,980)
Fundo de Investimento Assis	Trust - Special Purpose Entity	Brazil	35.82%	7,404	-	7,404	456
Fundo de Investimento Barra Bonita Renda Fixa Referenciado	Trust - Special Purpose Entity	Brazil	35.02%	5,432	-	5,432	260
Fundo de Investimento Referenciado di Bandeirantes	Trust - Special Purpose Entity	Brazil	10.42%	112,427	-	112,427	5,561
Fundo de Investimento Xavantes Referenciado di	Trust - Special Purpose Entity	Brazil	0.26%	175,096	-	175,096	3,123
Interconexiones Viales	Roads	Chile	65.00%	509	913	(404)	(4,208)
Interligação Elétrica Aguapeí	Electric power	Brazil	35.82%	672,301	81,067	591,234	16,226
Interligação Elétrica Biguaçu	Electric power	Brazil	35.82%	483,783	66,522	417,261	22,657
Interligação Elétrica De Minas Gerais	Electric power	Brazil	35.82%	449,661	39,986	409,675	1,802
Interligação Elétrica Itapura	Electric power	Brazil	35.82%	180,819	13,032	167,787	5,995
Interligação Elétrica Itaquerê	Electric power	Brazil	35.82%	607,540	81,332	526,208	22,095
Interligação Elétrica Itaúnes	Electric power	Brazil	35.82%	502,684	37,247	465,437	2,628
Interligação Elétrica Norte E Nordeste	Electric power	Brazil	35.82%	488,797	142,116	346,681	12,746
Interligação Elétrica Pinheiros	Electric power	Brazil	35.82%	75,981	16,481	59,500	3,589
Interligação Elétrica Riacho Grande	Electric power	Brazil	35.82%	101,698	17,025	84,673	852
Interligação Elétrica Serra Do Japi	Electric power	Brazil	35.82%	449,647	55,110	394,537	14,413
Interligação Elétrica Sul	Electric power	Brazil	35.82%	235,755	27,639	208,116	6,186
Interligação Elétrica Tibagi	Electric power	Brazil	35.82%	263,725	34,640	229,085	9,164
Internexa	Information and communications technologies	Colombia	99.42%	566,049	441,940	124,109	(291)
Transamerican Telecomunication S.A.	Information and communications technologies	Argentina	99.42%	44,317	25,097	19,220	(1,165)
Internexa Brasil Operadora de Telecomunicações	Information and communications technologies	Brazil	99.42%	232,713	212,230	20,483	(7,430)
Internexa Chile	Information and communications technologies	Chile	98.43%	100,260	61,704	38,556	2,810
Interligação Elétrica JAGUAR 6 S.A.	Electric power	Brazil	35.82%	241,589	13,261	228,328	6,834
Interligação Elétrica JAGUAR 8 S.A.	Electric power	Brazil	35.82%	123,421	8,583	114,838	2,243
Interligação Elétrica JAGUAR 9 S.A.	Electric power	Brazil	35.82%	443,794	44,589	399,205	15,176

45

Company	Activity	Country/ Domicile	Ownership Interest ISA	Assets	Liabilities	Equity	Profit (loss)
Internexa Participações	Investment vehicle	Brazil	99.42%	17,746	1,329	16,417	(6,575)
Internexa Peru	Information and communications technologies	Peru	99.42%	342,382	290,499	51,883	1,577
ISA Bolivia	Electric power	Bolivia	100.00%	140,808	12,010	128,798	4,098
ISA Capital Do Brasil	Investment vehicle	Brazil	100.00%	5,758,706	176,837	5,581,869	276,968
ISA CTEEP	Electric power	Brazil	35.82%	29,899,198	14,403,834	15,495,364	772,476
ISA Interchile	Electric power	Chile	100.00%	7,181,783	5,737,118	1,444,665	8,518
ISA Intercolombia	Electric power	Colombia	100.00%	392,385	291,777	100,608	12,715
ISA Intervial Chile	Roads	Chile	100.00%	5,323,755	1,007,865	4,315,890	151,569
ISA Intervial Colombia	Roads	Colombia	100.00%	607	-	607	20
ISA Inversiones Chile SpA	Investment vehicle	Chile	100.00%	1,897,126	3,032	1,894,094	19,619
ISA Inversiones Chile Vias SpA	Investment vehicle	Chile	100.00%	4,317,630	85	4,317,545	151,461
ISA Inversiones Costera Chile	Investment vehicle	Chile	100.00%	613,965	883,810	(269,845)	(21,983)
ISA Inversiones Tolten	Investment vehicle	Chile	100.00%	38	-	38	(2)
ISA Investimentos E Participações	Investment vehicle	Brazil	100.00%	1,148,124	93	1,148,031	72,805
ISA Perú	Electric power	Peru	99.98%	1,110,638	908,795	201,843	13,617
ISA REP	Electric power	Peru	60.00%	2,242,769	1,826,758	416,011	67,928
ISA Transelca	Electric power	Colombia	100.00%	1,827,263	954,315	872,948	54,144
Linear Systems RE	Other businesses	Bermudas	100.00%	157,414	120,032	37,382	2,046
Proyectos de Infraestructura del Perú	Electric power	Peru	100.00%	94,758	66,402	28,356	14,097
Ruta Costera	Roads	Colombia	100.00%	2,603,067	2,429,659	173,408	(4,474)
Ruta de La Araucanía	Roads	Chile	100.00%	1,006,550	534,836	471,714	21,442
Ruta de Los Ríos	Roads	Chile	75.00%	416,597	273,417	143,180	15,744
Ruta del Bosque	Roads	Chile	100.00%	111,522	19,217	92,305	(18,756)
Ruta del Loa	Roads	Chile	100.00%	1,296,294	940,289	356,005	18,094
Ruta del Maipo	Roads	Chile	100.00%	9,469,255	6,391,832	3,077,423	129,098
Ruta del Maule	Roads	Chile	100.00%	9,672	3,344	6,328	28
Sistemas Inteligentes en Red	Other businesses	Colombia	99.77%	21,436	11,418	10,018	818
XM	Electric power	Colombia	99.73%	326,289	275,988	50,301	4,805

46

Company	Activity	Country/ Domicile	Ownership Interest ISA	Assets	Liabilities	Equity	Profit (loss)
Joint ventures
Interligação Elétrica do Madeira	Energy transport	Brazil	51.00%	6,466,158	2,943,181	3,522,977	126,345
Interligação Elétrica Garanhuns	Energy transport	Brazil	51.00%	1,428,776	461,234	967,542	34,527
Interligação Elétrica Paraguaçu	Energy transport	Brazil	50.00%	1,526,700	508,651	1,018,049	35,003
Interligação Elétrica Aimorés	Energy transport	Brazil	50.00%	963,034	339,050	623,984	23,536
Interligação Elétrica Ivaí	Energy transport	Brazil	50.00%	4,172,544	3,255,118	917,426	132,317
Transmissora Aliança de Energia Elétrica	Energy transport	Brazil	14.88%	15,274,872	9,126,666	6,148,206	525,583
Interconexión Eléctrica Colombia Panamá-Panamá	Energy transport	Panama	50.00%	33,253	1,320	31,933	(4,905)
Interconexión Eléctrica Colombia Panamá Colombia	Energy transport	Colombia	1.17%	268	3	265	(2)
Transnexa (1)	Telecommunications transport	Ecuador	50.00%	-	-	-	-
Derivex	Manage the negotiation system of operations on derivative financial instruments of electrical energy	Colombia	40.46%	679	-	679	(171)
Parques del Río	Roads	Colombia	33.00%	94	-	94	(30)
Conexión Kimal Lo Aguirre S.A.	Energy transport	Chile	33.00%	595,038	99,553	495,485	7,335
Associates
ATP Tower Holdings	Telecommunications transport	United States of America	24.70%	4,501,781	2,726,116	1,775,665	(12,706)

(1) Transnexa is in the process of liquidation and the investment is fully impaired.

47